82-34631

JCDecaux




SEC MAIL
RECEIVED
PROCESSING
APR 29 2005
WASH. D.C.
213
SECTION

SUPPL

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Neuilly-sur-Seine, 27th April 2005

PROCESSED
MAY 18 2005
THOMSON
FINANCIAL

File 82-5247
Issuer : JCDecaux SA
Country : France

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Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA :

- A note as approved by the French Stock Market Authorities ("Autorité des Marchés Financiers") on the 18th April 2005 in respect of a buy back of shares programme that will be submitted to the Shareholders' meeting of the 11th May 2005 ;
- A notice inserted in the French "Bulletin des Annonces Légales Obligatoires" dated 22nd April 2005, reminding the Shareholders of JCDecaux SA that a meeting will take place on the 11th May 2005 and informing them that the resolution in respect of buy back of shares was modified ;
- A booklet sent, from the 25th April 2005, to all registered shareholders of JCDecaux SA especially containing information on attendance and vote during the Shareholders' meeting ;
- A press release dated 25th April 2005 concerning the acquisition of Media Nation Inc. (Hong Kong) now being unconditional ;
- A press release dated 27th April 2005 in relation to JCDecaux revenue for first quarter 2005.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

Stéphanie Hartanérot
Legal Department
Head of the Stock Market / Corporate Law Department
JCDecaux SA

Dlw 5/18

FILE 82-5247

A note as approved by the French Stock Market Authorities in respect of a buy back of shares programme

FILE 82-5247

JCDECAUX SA
Société Anonyme à Directoire et Conseil de Surveillance
au capital de 3 384 274,13 €
Siège Social : 17 rue Soyer - 92200 Neuilly-sur-Seine
307 570 747 RCS Nanterre

NOTE D'INFORMATION EMISE PREALABLEMENT A LA MISE EN ŒUVRE D'UN PROGRAMME DE RACHAT D'ACTIONS PROPRES QUI SERA SOUMIS A L'ASSEMBLEE GENERALE MIXTE DU 11 MAI 2005


AUTORITÉ
DES MARCHÉS FINANCIERS
AMF

En application de l'article L.621-8 du Code monétaire et financier, l'Autorité des marchés financiers a apposé son visa n° 05-267 en date du 18 avril 2005 sur la présente note d'information, conformément aux dispositions des articles 241-1 à 241-8 du Règlement général de l'Autorité des marchés financiers. Cette note d'information a été établie par l'émetteur et engage la responsabilité de ses signataires. Le visa n'implique pas approbation du programme de rachat d'actions ni authentification des éléments comptables et financiers présentés.

SYNTHESE DES PRINCIPALES CARACTERISTIQUES DE L'OPERATION

➤ **Visa AMF n° 05-267 en date du 18 avril 2005**

➤ **Emetteur :** JCDECAUX SA

Les actions de la société JCDECAUX SA sont cotées sur l'Eurolist d'Euronext Paris (Compartiment A). Le Code ISIN de la société JCDecaux SA est FR0000077919.

➤ **Titres concernés :** Actions de la Société (à l'exception d'actions de préférence)

➤ **Pourcentage de rachat maximal autorisé par l'Assemblée Générale :** 10 % du capital. Compte tenu du nombre de titres auto détenus à ce jour, soit 200 000 actions (correspondant à 0,09% du capital), le pourcentage maximal effectif de capital pouvant être racheté est de 9,91%, soit 21 999 366 actions.

➤ **Prix d'achat unitaire maximal autorisé :** 30 euros

➤ **Montant maximal du programme :** 659 980 980 euros

➤ **Objectifs de ce programme, par ordre de priorité décroissant :**

- la mise en œuvre de tout plan d'options d'achat d'actions de la Société dans le cadre des dispositions de l'article L.225-177 et suivants du Code de commerce ;

- l'attribution d'actions aux salariés au titre de leur participation aux fruits de l'expansion de l'entreprise et de la mise en œuvre de tout plan d'épargne d'entreprise dans les conditions prévues par la loi, notamment les articles L.443-1 et suivants du Code du travail ;

- l'attribution gratuite d'actions dans le cadre des dispositions des articles L.225-197-1 du Code de commerce ;

- la couverture de titres de créances convertibles en actions dans le cadre de la réglementation en vigueur ;

- l'annulation de tout ou partie des titres ainsi rachetés, sous réserve de l'adoption de la 22ème résolution à caractère extraordinaire par l'Assemblée Générale Mixte du 11 mai 2005 ;

- l'achat par JCDecaux SA pour conservation et remise ultérieure à l'échange ou en paiement dans le cadre d'opérations éventuelles de croissance externe ;

- l'animation du marché secondaire ou de la liquidité de l'action JCDecaux SA par un prestataire de services d'investissement dans le cadre d'un contrat de liquidité conforme à la Charte de déontologie reconnue par l'AMF.

➤ **Durée du programme :** Ce programme est valable 18 mois à compter de l'Assemblée Générale du 11 mai 2005 soit jusqu'au 11 novembre 2006.

A la date d'établissement de la présente note, il n'existe pas de convention de tenue de marché et/ou de liquidité. Néanmoins, la Société s'engage à conclure un contrat de liquidité dans le cadre de la mise en œuvre de l'objectif d'animation de marché du présent programme de rachat d'actions et à en informer le marché par tout moyen conformément à la réglementation en vigueur.

INTRODUCTION

En application des articles 241-1 à 241-8 du Règlement général de l'Autorité des marchés financiers ainsi que du règlement européen n°2273/2003 du 22 décembre 2003 entré en vigueur le 13 octobre 2004, la présente note d'information a pour objet de décrire les objectifs et les modalités du programme de rachat d'actions qui sera soumis à l'autorisation de l'Assemblée Générale Mixte des actionnaires du 11 mai 2005 et qui se substituera à celui autorisé par l'Assemble Générale du 12 mai 2004, ainsi que les incidences estimées dudit programme sur la situation des actionnaires de la Société.

La société JCDecaux SA est numéro un de la communication extérieure en Europe et numéro deux mondial.

Elle bénéficie d'une première place mondiale sur les segments du mobilier urbain et de la publicité dans les aéroports et d'une première place européenne sur le segment de l'affichage grand format.

Les actions de la société JCDecaux SA sont cotées sur l'Eurolist d'Euronext Paris (Compartiment A).

I- BILAN DU PRECEDENT PROGRAMME DE RACHAT D'ACTIONS

Déclaration par l'émetteur des opérations réalisées sur ses propres titres du 24 mai 2002 au 14 avril 2005

Pourcentage de capital auto détenu de manière directe et indirecte au 14 avril 2005:	0,09%
Nombre d'actions annulées au cours des 24 derniers mois :	0
Nombre de titres détenus en portefeuille au 14 avril 2005:	200 000
Valeur comptable du portefeuille au 14 avril 2005:	2 055 585,10 €
Valeur de marché du portefeuille au 14 avril 2005:	4 178 000,00 €

	Flux bruts cumulés		**Positions ouvertes au jour du dépôt de la note d'information**			
	Achats	**Ventes / Transferts**	**Positions ouvertes à l'achat**		**Positions ouvertes à la vente**	
Nombre de titres	200 000		*Options d'achat achetées*	*Achats à terme*	*Options d'achat vendues*	*Vente à terme*
Échéance maximale moyenne						
Cours moyen de la transaction	10,28 €					
Prix d'exercice moyen						
Montants	2 055 585,10 €					

La Société n'a pas fait usage du programme de rachat d'actions ayant donné lieu à l'établissement de la note d'information visée par l'Autorité des marchés financiers le 22 avril 2004 sous le n° 04-310.

La Société n'a pas utilisé de produits dérivés aux fins de racheter les 200 000 titres JCDecaux SA visés ci-dessus. Elle n'a de surcroît donné aucune autorisation pour faire réaliser ce type d'opérations au sein de ses services ou par l'intermédiaire d'intervenants extérieurs.

Ces 200 000 actions ont été acquises avant le 13 octobre 2004 et ont été affectées, en totalité, par décision du Directoire du 8 avril 2005, à l'objectif d'annulation.

A la date d'établissement de la présente note, il n'existe pas de convention de tenue de marché et/ou de liquidité. Néanmoins, la Société s'engage à conclure un contrat de liquidité dans le cadre de la mise en œuvre de l'objectif d'animation de marché du présent programme de rachat d'actions et à en informer le marché par tout moyen conformément à la réglementation en vigueur.

II- OBJECTIFS DU PROGRAMME DE RACHAT D'ACTIONS ET UTILISATION DES ACTIONS RACHETEES

JCDECAUX SA souhaite disposer de la possibilité de mettre en œuvre un programme de rachat d'actions en vue, par ordre de priorité décroissant :

- de mettre en œuvre tout plan d'options d'achat d'actions de la Société dans le cadre des dispositions de l'article L.225-177 et suivants du Code de commerce ;
- d'attribuer des actions aux salariés au titre de leur participation aux fruits de l'expansion de l'entreprise et de la mise en œuvre de tout plan d'épargne d'entreprise dans les conditions prévues par la loi, notamment les articles L.443-1 et suivants du Code du travail ;
- d'attribuer gratuitement des actions dans le cadre des dispositions des articles L.225-197-1 du Code de commerce ;
- d'assurer la couverture de titres de créances convertibles en actions dans le cadre de la réglementation en vigueur ;
- d'annuler tout ou partie des titres ainsi rachetés sous réserve de l'adoption de la 22ème résolution à caractère extraordinaire par l'Assemblée Générale Mixte du 11 mai 2005 ;
- de conserver et de remettre ultérieurement des actions à l'échange ou en paiement dans le cadre d'opérations éventuelles de croissance externe;
- de l'animation du marché secondaire ou de la liquidité de l'action JCDecaux SA par un prestataire de services d'investissement dans le cadre d'un contrat de liquidité conforme à la Charte de déontologie reconnue par l'AMF.

III- CADRE JURIDIQUE

Ce programme sera soumis à l'approbation de l'Assemblée Générale Mixte des actionnaires le 11 mai 2005, statuant aux conditions de quorum et de majorité requises en matière ordinaire (onzième résolution) et en matière extraordinaire (vingt-deuxième résolution).

« *Onzième résolution :*

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, connaissance prise du rapport du Directoire ainsi que de la note d'information visée par l'Autorité des marchés financiers :

• constate que la Société n'a pas fait usage de l'autorisation reçue de l'Assemblée Générale en date du 12 mai 2004 ;

• autorise le Directoire, avec faculté de subdélégation, conformément aux articles L.225-209 et suivants du Code de commerce, à acheter, en une ou plusieurs fois, les actions propres de la Société en vue :

- de la mise en œuvre de tout plan d'options d'achat d'actions de la Société dans le cadre des dispositions de l'article L.225-177 et suivants du Code de commerce ;
- de l'attribution d'actions aux salariés au titre de leur participation aux fruits de l'expansion de l'entreprise et de la mise en œuvre de tout plan d'épargne d'entreprise dans les conditions prévues par la loi, notamment les articles L.443-1 et suivants du Code du travail ;
- de l'attribution gratuite d'actions dans le cadre des dispositions des articles L.225-197-1 du Code de commerce ;
- de la remise d'actions lors de l'exercice de droits attachés à des valeurs mobilières donnant accès au capital par remboursement, conversion, échange, présentation d'un bon ou de toute autre manière ;
- de l'annulation de tout ou partie des titres ainsi rachetés, sous réserve de l'adoption par l'Assemblée Générale Extraordinaire de la vingt-deuxième résolution ci-après et dans les termes qui y sont indiqués ;
- de la remise d'actions à l'échange ou en paiement dans le cadre d'opérations de croissance externe ;
- de l'animation du marché secondaire ou de la liquidité de l'action JCDecaux SA par un prestataire de services d'investissement dans le cadre d'un contrat de liquidité conforme à la Charte de déontologie reconnue par l'AMF.

Les achats d'actions de la Société pourront porter sur un nombre d'actions tel que :

• le nombre d'actions que la Société achète pendant la durée du programme de rachat n'excède pas 10 % des actions composant le capital de la Société à quelque moment que ce soit, soit, à titre indicatif au 31 décembre 2004, compte tenu du nombre de titres auto détenus à cette date, 21 999 366 actions ;

• le nombre d'actions que la Société détiendra à quelque moment que ce soit ne dépasse pas 10 % des actions composant le capital de la Société.

L'acquisition, la cession ou le transfert des actions pourront être réalisés à tout moment (y compris en période d'offre publique) et par tous moyens, sur le marché ou de gré à gré, y compris par acquisition ou cession de blocs (sans limiter la part du programme de rachat pouvant être réalisée par ce moyen), ou par utilisation d'options ou autres instruments financiers à terme négociés sur un marché réglementé ou de gré à gré ou par remise d'actions à la suite de l'émission de valeurs mobilières donnant accès au capital de la Société par conversion, échange, remboursement, exercice d'un bon ou de toute autre manière.

Le prix maximal d'achat des actions dans le cadre de la présente résolution sera de 30 euros par action (ou la contre-valeur de ce montant à la même date dans toute autre monnaie), ce prix maximal étant applicable aux seules acquisitions réalisées à compter de la présente Assemblée.

En conséquence, et à titre indicatif, le montant maximum que la Société serait susceptible de payer pour l'achat de ses actions serait de 659 980 980 euros, correspondant à un prix maximal par action de 30 euros et à un nombre maximal de 21 999 366 actions (sous réserve des ajustements nécessaires en cas d'opérations sur le capital social).

Cette autorisation prive d'effet à compter de ce jour à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure donnée au Directoire à l'effet d'opérer sur les actions de la Société. Elle est donnée pour une période de dix-huit mois à compter de ce jour.

L'Assemblée Générale délègue au Directoire, en cas de modification du nominal de l'action, d'augmentation de capital par incorporation de réserves, d'attribution gratuite d'actions, de division ou de regroupement de titres, de distribution de réserves ou de tous autres actifs, d'amortissement du capital, ou de toute autre opération portant sur les capitaux propres, le pouvoir d'ajuster le prix d'achat susvisé afin de tenir compte de l'incidence de ces opérations sur la valeur de l'action.

L'Assemblée Générale confère tous pouvoirs au Directoire, avec faculté de subdélégation dans les conditions légales, pour décider et effectuer la mise en œuvre de la présente autorisation, pour en préciser, si nécessaire, les termes et en arrêter les modalités, pour réaliser le programme d'achat, et notamment pour passer tout ordre de bourse, conclure tout accord, en vue de la tenue des registres d'achats et de ventes d'actions, effectuer toutes déclarations auprès de l'Autorité des marchés financiers, remplir toutes formalités et, d'une manière générale, faire le nécessaire. »

« Vingt-deuxième résolution :

L'Assemblée Générale, statuant aux conditions de quorum et de majorité des assemblées extraordinaires, connaissance prise du rapport du Directoire et du rapport spécial des Commissaires aux comptes, autorise le Directoire à réduire le capital social, en une ou plusieurs fois, dans les proportions et aux époques qu'il décidera, par annulation de toute quantité d'actions auto-détenues qu'il décidera dans les limites autorisées par la loi, conformément aux dispositions des articles L.225-209 et suivants du Code de commerce.

Le nombre maximal d'actions pouvant être annulé par la Société en vertu de la présente autorisation, pendant une période de vingt-quatre mois, est de dix pour-cent (10 %) des actions composant le capital de la Société, étant rappelé que cette limite s'applique à un montant du capital de la Société qui sera, le cas échéant, ajusté pour prendre en compte des opérations affectant le capital social postérieurement à la présente Assemblée Générale.

Cette autorisation prive d'effet à compter de ce jour à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure donnée au Directoire à l'effet de réduire le capital social par annulation d'actions auto-détenues. Elle est donnée pour une période de dix-huit mois à compter de ce jour.

L'Assemblée Générale confère tous pouvoirs au Directoire, avec faculté de délégation, pour réaliser la ou les opérations d'annulation et de réduction de capital qui pourraient être réalisées en vertu de la présente autorisation, modifier en conséquence les statuts et accomplir toutes formalités. »

IV- MODALITES

1) Part maximale du capital susceptible d'être acquise, montant maximal payable par JCDecaux SA et caractéristiques des titres que JCDecaux SA se propose d'acquérir

Le programme de rachat pourra porter sur une part maximale de 10 % du capital social. Compte tenu du nombre de titres auto détenus à ce jour, soit 200 000 actions (correspondant à 0,09% du capital), le pourcentage maximal effectif de capital pouvant être racheté est de 9,91%, soit 21 999 366 actions.

En application de l'article L.225-210 du Code de commerce, la Société s'engage à ne pas détenir directement ou indirectement plus de 10% de son capital social.

La somme maximale que la Société engagerait dans ce programme serait de 659 980 980 euros, correspondant à un prix plafond d'achat de 30 euros par action.

A titre indicatif, le montant des réserves libres de la Société, tel qu'il ressort des comptes sociaux établis au 31 décembre 2004, était de 1 795,7 millions d'euros. En application de la loi, la valeur de l'ensemble des actions qui pourront être détenues par la Société ne pourra être supérieure à ce montant jusqu'à l'arrêté des comptes annuels sociaux de l'exercice en cours.

Par ailleurs, la Société s'engage à maintenir un flottant suffisant pour respecter les seuils définis par Euronext.

Les titres que la Société se propose d'acquérir sont exclusivement des actions (à l'exclusion des actions de préférence). Le Code ISIN de la Société est FR 0000077919.

2) Modalités de rachat

L'acquisition, la cession ou le transfert des actions pourront être réalisés à tout moment (y compris en période d'offre publique) et par tous moyens, sur le marché ou de gré à gré, y compris par acquisition ou cession de blocs (sans limiter la part du programme de rachat pouvant être réalisée par ce moyen) ou par utilisation d'options ou autres instruments financiers à terme négociés sur un marché réglementé ou de gré à gré ou par remise d'actions à la suite de l'émission de valeurs mobilières donnant accès au capital de la Société par conversion, échange, remboursement, exercice d'un bon ou de toute autre manière.

La Société s'engage à ne pas accroître la volatilité de son titre du fait de l'utilisation d'instruments dérivés et ne pas avoir recours à des ventes d'options de vente. Aucun produit dérivé ne sera utilisé dans le cadre de la mise en œuvre de l'objectif d'animation au travers du contrat de liquidité.

Le montant maximal du programme, hors frais d'acquisition, serait fixé à 659 980 980 euros.

3) Durée et calendrier du programme

Aux termes de la résolution proposée à l'Assemblée Générale Mixte du 11 mai 2005, ce programme a une durée de dix-huit mois à compter de ladite Assemblée et pourra donc se poursuivre jusqu'au 11 novembre 2006, conformément à l'article L.225-209 du Code de commerce.

Par ailleurs, en vertu de l'article L.225-209 du Code de commerce, la Société pourra annuler les actions rachetées dans la limite de 10 % du capital sur une période de vingt-quatre mois, sous réserve de l'adoption de la 22ème résolution à caractère extraordinaire de l'Assemblée Générale Mixte du 11 mai 2005.

4) Financement du programme

La Société entend financer ce programme sur les ressources financières courantes notamment par tirage sur ses lignes bancaires confirmées en place, complétées, le cas échéant, par de nouveaux financements.

D'après les comptes consolidés arrêtés au 31 décembre 2004, la trésorerie nette du Groupe (valeurs réalisables et disponibles hors endettement) était de 38,1 millions d'euros, les capitaux propres (part du Groupe) étaient de 1 416,4 millions d'euros et l'endettement financier net du Groupe était de 457,5 millions euros.

V- ELEMENTS PERMETTANT D'APPRECIER L'INCIDENCE DU PROGRAMME SUR LA SITUATION FINANCIERE DE JCDECAUX SA

En cas de rachat suivi d'annulation, l'évolution de la situation financière est indiquée ci-dessous sur la base des hypothèses suivantes :

- rachat de 10 % des actions composant le capital social ;
- calcul sur une année pleine sur la base des comptes consolidés 2004 ;
- prix d'achat de 20,26 euros par action, déterminé sur la base de la moyenne des cours des trois derniers mois, soit du 14 janvier au 14 avril 2005 ;
- financement par endettement au taux d'intérêt net d'impôt de 2,78 % (taux d'impôt appliqué de 34,93 %).

	Comptes consolidés au 31/12/04	Rachat de 10% du capital	Pro forma après rachat de 10% du capital	Effet en %
Capitaux propres part du Groupe (en M€)	1 416,4	- 458,1	958,3	- 32,3%
Capitaux propres de l'ensemble consolidé (en M€)	1 446,0	- 458,1	987,9	-31,7%
Endettement financier net*(en M€)	457,5	445,7	903,2	97,4%
Résultat net part du groupe (en M€)	78,1	-12,4	65,7	-15,9%
Nombre moyen pondéré d'actions en circulation	221 411 893	-21 999 367	199 412 526	-9,9%
Résultat net par action (en €)	0,353	-0,023	0,329	-6,6%
Nombre moyen pondéré d'actions en circulation ajusté de l'effet des instruments dilutifs	225 543 148	-21 999 367	203 543 781	-9,8%
Résultat net dilué par action	0,346	-0,024	0,323	-6,8%

* En considérant que les frais financiers sont débités en fin d'année.

En cas d'annulation d'actions, l'opération n'aurait pas pour but d'améliorer le résultat net par action.

VI- REGIMES FISCAUX DES RACHATS

L'attention des investisseurs est appelée sur le fait que les informations contenues dans la présente note d'information ne constituent qu'un résumé du régime fiscal applicable en vertu de la législation en vigueur à ce jour, notamment dans le Code général des impôts et que leur situation particulière doit être étudiée avec leur conseil fiscal habituel.

- Pour JCDECAUX SA

  Dans l'hypothèse où la Société n'annulerait pas les titres rachetés, leur cession ultérieure aurait une incidence sur son résultat imposable dans la mesure où les titres seraient cédés ou transférés à un prix différent du prix de rachat.

  En revanche, dans l'hypothèse où la Société utiliserait la possibilité d'annuler les actions rachetées, le rachat n'aurait pas d'incidence sur le résultat imposable, en particulier, la revalorisation des titres constatée le cas échéant entre la date d'achat et la date d'annulation ne génèrerait pas d'impôt.

- Pour les actionnaires cédant des titres

  Le rachat des actions intervenant dans le cadre de l'article L. 225-209 du Code de commerce, les gains réalisés à cette occasion seront soumis au régime fiscal des plus-values en application de l'article 112-6° du Code général des impôts.

  Les gains éventuellement réalisés par une personne morale ayant siège social en France sont soumis au régime des plus-values professionnelles (articles 209-I, 219-I et 39 duodecies du Code général des impôts).

  Lorsque les gains sont réalisés par une personne physique ayant son domicile fiscal en France, ils sont, en pratique, soumis au régime prévu par l'article 150-OA du Code général des impôts. Selon ce régime, les plus-values ne sont imposables, au taux de 16 % (27 % avec les prélèvements sociaux) que si le montant global annuel des cessions réalisées par le foyer fiscal de l'actionnaire dont les titres ont été rachetés excède 15 000 € .

  Les gains réalisés par les personnes qui ne seront pas fiscalement domiciliées en France ou dont le siège social sera situé hors de France (sans avoir d'établissement stable ou de base fixe en France à l'actif duquel seraient inscrites les actions) et qui n'ont à aucun moment détenu, directement ou indirectement, seules ou avec des membres de leur famille, une participation représentant plus de 25% des droits dans les bénéfices sociaux de la Société à un moment quelconque au cours des cinq dernières années qui précèdent la cession, ne seront pas soumis à l'impôt en France (article 244 bis C du Code général des impôts).

VII- REPARTITION DU CAPITAL DE JCDECAUX SA

Le capital de JCDECAUX SA est divisé en 221 993 669 actions dont la répartition en capital et en droits de vote est précisée par le tableau ci-après (au 8 avril 2005) :

Actionnaires	Nombre d'actions	Pourcentage de capital	Pourcentage de droits de vote
JCDECAUX HOLDING	155 056 745	69,847 %	69,91 %
Public	62 122 056	27,984 %	28,01%
Famille Decaux et autres	4 369 168	1,968 %	1,969 %
Actionnaires salariés	245 700	0,11%	0,11%
Actions auto-détenues	200 000	0,09 %	0
Actions d'auto-contrôle	0	-	-
Total	**221 993 669**	**100 %**	**100 %**

Il n'existe pas d'actions à droit de vote double.

A la connaissance de la Société, il n'existe pas de pacte d'actionnaires et il n'existe pas d'autre actionnaire détenant ou ayant détenu au cours des douze derniers mois, directement ou indirectement, seul ou de concert, 5 % et plus du capital ou des droits de vote.

Au 31 décembre 2004, 5 080 057 options de souscription d'actions avaient été octroyées par la Société.

A cette même date, 392 909 options de souscription d'actions avaient été exercées.

Compte tenu des options ainsi exercées et des options annulées, il restait au 31 décembre 2004, 3 868 161 options à exercer. Ces options donnent droit à la souscription de 3 868 161 actions.

Si ces options restantes sont exercées en totalité, le personnel de la Société, de ses filiales et de JCDecaux Holding détiendra, en tenant compte des options exercées au 31 décembre 2004, environ 1,89 % des actions de la Société (hors FCPE).

VIII- INTENTIONS DE LA PERSONNE CONTROLANT L'EMETTEUR

La société JCDecaux Holding qui détient 69, 847% du capital et 69,91% des droits de vote de la Société et les dirigeants de la Société se réservent la possibilité de participer au présent programme de rachat d'actions, dans le respect des dispositions législatives et réglementaires en vigueur.

IX- EVENEMENTS RECENTS

Le chiffre d'affaires du quatrième trimestre 2004 a été publié au BALO le 9 février 2005.

Les résultats 2004 ont fait l'objet d'une publication dans les Echos et le Figaro le 17 mars 2005, dans la Tribune et The Financial Times le 21 mars 2005, dans la Vie Financière, Valeurs Actuelles et le Journal des Finances le 25 mars 2005. Les comptes de l'exercice 2004 ont été publiés au BALO du 23 mars 2005.

L'ensemble des informations financières est consultable sur le site internet de la Société www.jcdecaux.fr

Le Document de Référence a été déposé auprès de l'AMF le 7 avril 2005 sous le numéro D.05-364.

X- PERSONNE ASSURANT LA RESPONSABILITE DE LA NOTE D'INFORMATION

"A notre connaissance, les données de la présente note d'information sont conformes à la réalité : elles comprennent toutes les informations nécessaires aux investisseurs pour fonder leur jugement sur le programme de rachat d'actions propres par JCDECAUX SA ; elles ne comportent pas d'omission de nature à en altérer la portée."

Le Président du Directoire,
Jean-Charles DECAUX

FILE 82-5247

Notice inserted in the French "Bulletin des Annonces Légales Obligatoires" in relation to JCDecaux SA Shareholders' meeting of the 11th May 2005

FILE 82-5247

du commissaire aux comptes, approuve le projet de fusion par absorption du compartiment Alpha de la Sicav Invesco Multi par le compartiment stratégie de la Sicav Invesco Multi, sous réserve de l'agrément de l'Autorité des marchés financiers.

Quatrième résolution.— Les actionnaires acceptent la modification des statuts suite aux décisions qu'elle vient d'acter par la présente assemblée.

Cinquième résolution. — L'assemblée générale extraordinaire confère tous pouvoirs au porteur d'une copie d'un extrait du présent procès-verbal pour effectuer tous dépôts et publications prescrits par la loi.

Tous les actionnaires peuvent participer à l'assemblée quel que soit le nombre d'actions dont ils sont propriétaires.

Toutefois, seuls seront admis à assister à cette assemblée, à s'y faire représenter ou à voter par correspondance les actionnaires qui auront au préalable justifié de cette qualité :

— En ce qui concerne leurs actions nominatives, par leur inscription en compte « nominatif pur » ou « nominatif administré », cinq jours au moins avant la date de l'assemblée ;

— En ce qui concerne leurs actions au porteur par la remise dans le même délai d'un certificat établi par un intermédiaire habilité, constatant l'indisponibilité des actions inscrites en compte jusqu'à la date de l'assemblée, au siège social.

A défaut d'assister personnellement à l'assemblée, tout actionnaire peut choisir entre l'une des trois formules suivantes :

— donner procuration à un autre actionnaire ou à son conjoint ;

— adresser une procuration à la société sans indication de mandataire ;

— voter par correspondance.

Une formule de vote par correspondance et de procuration sera adressée à tous les actionnaires inscrits au nominatif.

Un formulaire de vote par correspondance ou par procuration est à la disposition de tout titulaire d'actions au porteur qui en fera la demande par lettre recommandée avec accusé de réception reçue au plus tard six jours avant la date de l'assemblée au siège social, 22, rue de la Trémoille, 7008 Paris.

Les formulaires de vote, dûment remplis, devront parvenir à l'adresse indiquée ci-dessus trois jours au moins avant la date de l'assemblée.

Les demandes d'inscription de projets de résolution à l'ordre du jour de cette assemblée présentées par les actionnaires doivent être adressées à la société dans un délai de dix jours à compter de la présente insertion.

Le présent avis vaut avis de convocation, sous réserve qu'aucune modification ne soit apportée à l'ordre du jour à la suite de demandes d'inscription de projets de résolutions présentées par des actionnaires.

Le conseil d'administration.

86388

JCDECAUX SA

Société anonyme à directoire et conseil de surveillance au capital de 3 384 274,13 €.

Siège social : 17, rue Soyer, 92200 Neuilly-sur-Seine (France).

307 570 747 R.C.S. Nanterre.

AVIS DE CONVOCATION

Mmes et MM. les actionnaires sont convoques en assemblée générale mixte, le mercredi 11 mai 2005, à 17 heures, à l'Espace Potel & Chabot, 1, rue des Huissiers, à Neuilly-sur-Seine (92), à l'effet de délibérer sur l'ordre du jour suivant :

Ordre du jour.

I. Partie ordinaire :

1°) Approbation des comptes sociaux 2004 ;

2°) Approbation des comptes consolidés 2004 ;

3°) Affectation du résultat ;

4°) Transfert de la réserve spéciale des plus-values à long terme ;

5°) Dépenses et charges visées à l'article 39-4 du Code général des impôts ;

6°) Convention réglementée ;

7°) Convention réglementée ;

8°) Convention réglementée ;

9°) Convention réglementée ;

10°) Convention réglementée ;

11°) Programme de rachat d'actions ;

12°) Fin de la délégation octroyée par la 7e résolution de l'assemblée générale mixte du 12 mai 2004 à l'effet d'émettre des obligations ;

13°) Augmentation du montant des jetons de présence ;

II. Partie extraordinaire :

14°) Délégation de compétence à donner au directoire pour décider l'augmentation du capital social, par émission - avec maintien du droit préférentiel de souscription - d'actions et/ou de valeurs mobilières donnant accès au capital de la Société et/ou l'émission de valeurs mobilières donnant droit à l'attribution dé titres de créance ;

15°) Délégation de compétence à donner au directoire pour décider l'augmentation du capital social, par émission - sans droit préférentiel de souscription - d'actions et/ou de valeurs mobilières donnant accès au capital de la Société et/ou l'émission de valeurs mobilières donnant droit à l'attribution de titres de créance ;

16°) Possibilité d'émettre des actions sans droit préférentiel de souscription en rémunération d'apports en nature portant sur des titres de capital ou des valeurs mobilières donnant accès au capital ;

17°) Délégation de compétence à donner au directoire à l'effet de décider l'augmentation du capital social par incorporation de primes, réserves, bénéfices ou autres ;

18°) Délégation de compétence à donner au directoire à l'effet d'augmenter le nombre de titres à émettre (option de sur-allocation) en cas d'augmentation de capital avec ou sans droit préférentiel de souscription ;

19°) Délégation de compétence à donner au directoire pour décider l'augmentation du capital social par émission d'actions ou de valeurs mobilières donnant accès au capital réservées aux adhérents de plans d'épargne d'entreprise avec suppression du droit préférentiel de souscription au profit de ces derniers ;

20°) Délégation de compétence à donner au directoire à l'effet de consentir des options de souscription ou d'achat d'actions au profit des salariés ou mandataires sociaux du groupe ou de certains d'entre eux ;

21°) Délégation de compétence à donner au directoire à l'effet de procéder à des attributions gratuites d'actions existantes ou à émettre au profit des salariés ou mandataires sociaux du groupe ou de certains d'entre eux ;

22°) Délégation à donner au directoire à l'effet de réduire le capital social par annulation des actions autodétenues ;

23°) Modifications statutaires ;

24°) Pouvoirs.

Par ailleurs, lors du dépôt auprès de l'Autorité des marchés financiers de la note d'information sur le rachat d'actions par la Société, en vue de l'obtention du visa, il a été demandé à la Société d'apporter quelques modifications de forme permettant une meilleure compréhension du texte de la résolution proposée à l'assemblée.

Cette résolution (la 11e) devient donc :

Onzième résolution. — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, connaissance prise du rapport du directoire ainsi que de la note d'information visée par l'Autorité des marchés financiers :

— constate que la Société n'a pas fait usage de l'autorisation reçue de l'assemblée générale en date du 12 mai 2004 ;

— autorise le directoire, avec faculté de subdélégation, conformément aux articles L. 225-209 et suivants du Code de commerce, à acheter, en une ou plusieurs fois, les actions propres de la Société en vue :

— de la mise en œuvre de tout plan d'options d'achat d'actions de la Société dans le cadre des dispositions de l'article L. 225-177 et suivants du Code de commerce ;

— de l'attribution d'actions aux salariés au titre de leur participation aux fruits de l'expansion de l'entreprise et de la mise en œuvre de tout plan d'épargne d'entreprise dans les conditions prévues par la loi, notamment les articles L. 443-1 et suivants du Code du travail ;

— de l'attribution gratuite d'actions dans le cadre des dispositions des articles L. 226-197-1 du Code de commerce ;

— de la remise d'actions lors de l'exercice de droits attachés à des valeurs mobilières donnent accès au capital par remboursement, conversion, échange présentation d'un bon ou de toute autre manière ;

— de l'annulation de tout ou partie des titres ainsi rachetés, sous réserve de l'adoption par l'assemblée générale extraordinaire de la vingt-deuxième résolution ci-après et dans les termes qui y sont indiqués ;

— de la remise d'actions, à l'échange ou en paiement, dans le cadre d'opérations de croissance externe ;

— de l'animation du marché secondaire ou de la liquidité de l'action JCDecaux SA par un prestataire de services d'investissement dans le cadre d'un contrat de liquidité conforme à la charte de déontologie reconnue par l'Autorité des marchés financiers.

Les achats d'actions de la Société pourront porter sur un nombre d'actions tel que :

— le nombre d'actions que la Société achète pendant la durée du programme de rachat n'excède pas 10 % des actions composant le capital de la Société à quelque moment que ce soit, soit, à titre indicatif au 31 décembre 2004, compte tenu du nombre de titres autodétenus à cette date, 21 999 366 actions ;

— nombre d'actions que la Société détiendra à quelque moment que ce soit ne dépasse pas 10 % des actions composant le capital de la Société.

L'acquisition, la cession ou le transfert des actions pourront être réalisés à tout moment (y compris en période d'offre publique) et par tous moyens, sur le marché ou de gré à gré, y compris par acquisition ou cession de blocs (sans limiter la part du programme de rachat pouvant être réalisée par ce moyen), ou par utilisation d'options ou autres instruments financiers à terme négocies sur un marché réglementé ou de gré à gré ou par remise d'actions à la suite de l'émission de valeurs mobilières donnant accès au capital de la Société par conversion, échange, remboursement, exercice d'un bon ou de toute autre manière.

Le prix maximal d'achat des actions dans le cadre de la présente résolution sera de 30 € par action (ou la contre-valeur de ce montant à la même

FILE 82-5247

date dans toute autre monnaie), ce prix maximal étant applicable aux seules acquisitions réalisées à compter de la présente assemblée.

En conséquence, et à titre indicatif, le montant maximal que la Société serait susceptible de payer pour l'achat de ses actions serait de 659 980 980 €, correspondant à un prix maximal par action de 30 € et à un nombre maximal de 21 999 366 actions (sous réserve des ajustements nécessaires en cas d'opérations sur le capital social).

Cette autorisation prive d'effet à compter de ce jour à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure donnée au directoire à l'effet d'opérer sur les actions de la Société. Elle est donnée pour une période de dix-huit mois à compter de ce jour.

L'assemblée générale délègue au directoire, en cas de modification du nominal de l'action, d'augmentation de capital par incorporation de réserves, d'attribution gratuite d'actions, de division ou de regroupement de titres, de distribution de réserves ou de tous autres actifs, d'amortissement du capital, ou de toute autre opération portant sur les capitaux propres, le pouvoir d'ajuster le prix d'achat susvisé afin de tenir compte de l'incidence de ces opérations sur la valeur de l'action.

L'assemblée générale confère tous pouvoirs au directoire, avec faculté de subdélégation dans les conditions légales, pour décider et effectuer la mise en œuvre de la présente autorisation, pour en préciser, si nécessaire, les termes et en arrêter les modalités, pour réaliser le programme d'achat, et notamment pour passer tout ordre de bourse, conclure tout accord, en vue de la tenue des registres d'achats et de ventes d'actions, effectuer toutes déclarations auprès de l'Autorité des marchés financiers, remplir toutes formalités et, d'une manière générale, faire le nécessaire.

L'assemblée générale se compose de tous les actionnaires, quel que soit le nombre de leurs actions. Nul ne peut y représenter un actionnaire s'il n'est lui-même actionnaire ou conjoint de l'actionnaire représenté.

Pour avoir le droit d'assister, de voter par correspondance ou de se faire représenter à l'assemblée, les propriétaires d'actions nominatives doivent être inscrits en compte chez BNP Paribas cinq jours au moins avant la date fixée pour la réunion. Ils n'ont aucune formalité de dépôt à remplir et seront admis sur simple justification de leur identité.

Pour avoir le droit de participer à l'assemblée, les propriétaires d'actions au porteur doivent, cinq jours au plus tard avant la date fixée pour la réunion, demander à l'intermédiaire financier habilité chez lequel leurs titres sont inscrits en compte, une attestation constatant l'indisponibilité de ceux-ci jusqu'à la date de l'assemblée.

Ils pourront également solliciter de cet intermédiaire un formulaire leur permettant de voter par correspondance ou de se faire représenter à l'assemblée.

L'attestation ainsi que le formulaire devront être adressés à BNP Paribas Securities Services, GIS Emetteurs, assemblées, Immeuble Tolbiac, 75450 Paris Cedex 09.

Pour être pris en compte, les formulaires de vote par correspondance devront parvenir à la banque susdésignée trois jours au moins avant la date de l'assemblée générale.

Le directoire.

86220

JULIUS BAER MULTIBOND

Société d'investissement à capital variable.
Siège social : 69, route d'Esch, L-1470 Luxembourg.
R.C.S. Luxembourg B-32.187.

CONVOCATION

Etant donné que le quorum prévu par la loi n'a pas été atteint lors de la première assemblée générale extraordinaire du 5 avril 2005, les actionnaires de Julius Baer Multibond sont invités par la présente à participer à une deuxième assemblée générale extraordinaire qui se tiendra le 10 mai 2005 à 10 heures au siège de la société, 69, route d'Esch, L-1470 Luxembourg.

Son ordre du jour comporte un seul point, qui s'articule comme suit :

Unique point à l'ordre du jour.

— Placement de la société sous le régime de la partie 1 de la loi luxembourgeoise du 20 décembre 2002 sur les organismes de placement collectif (la « loi de 2002 ») et, plus particulièrement, modification en conséquence de l'article 3 des statuts dans les termes suivants :

« La société a pour seul objet d'investir dans des valeurs mobilières transférables de toute nature et/ou dans d'autres instruments financiers liquides au sens de l'art. 41, § 1 de la loi du 20 décembre 2002 (la « loi de 2002 ») sur les organismes de placement collectif en valeurs mobilières, selon le principe de répartition des risques et dans le but de faire bénéficier les actionnaires du produit de la gestion du patrimoine investi. La société est en droit de prendre toutes les mesures et d'accomplir toutes les actions qu'elle juge utiles à la poursuite et à la réalisation de son objet, dans les limites autorisées par la loi de 2002 » ;

— Autres modifications des statuts nécessaires à la mise en conformité avec la loi de 2002 ;
— Changement de nom des « classes d'actions » à « compartiments » ;
— Spécification des deux derniers paragraphes de l'article 15 ;
— Modification du paragraphe 1 ainsi que du point a) de l'article 24, et
— Approbation des nouveaux statuts de la société.

L'ordre du jour sera adopté à la majorité des deux tiers des voix exprimées par les actionnaires présents ou représentés.

Des procurations pour l'assemblée doivent être envoyées au siège de la société, à l'adresse susmentionnée, à l'attention de Mme Nadine Schaack (fax : + 352 4590 3331), au plus tard le 5 mai 2005.

Les statuts amendés soumis au vote peuvent être consultés au siège de la société. Une copie peut en être obtenue sur demande.

Le conseil d'administration.

85352

JULIUS BAER MULTICASH

Société d'investissement à capital variable.
Siège social : 69, route d'Esch, L-1470 Luxembourg.
R.C.S. Luxembourg B-36.405.

CONVOCATION

Etant donné que le quorum prévu par la loi n'a pas été atteint lors de la première assemblée générale extraordinaire du 5 avril 2005, les actionnaires de Julius Baer Multicash sont invités par la présente à participer à une deuxième assemblée générale extraordinaire qui se tiendra le 10 mai 2005 à 10 h 30 au siège de la société, 69, route d'Esch, L-1470 Luxembourg.

Son ordre du jour comporte un seul point, qui s'articule comme suit :

Unique point à l'ordre du jour.

— Placement de la Société sous le régime de la partie 1 de la loi luxembourgeoise du 20 décembre 2002 sur les organismes de placement collectif (la « loi de 2002 ») et, plus particulièrement, modification en conséquence de l'article 3 des statuts dans les termes suivants :

« La Société a pour seul objet d'investir dans des valeurs mobilières transférables de toute nature et/ou dans d'autres instruments financiers liquides au sens de l'art. 41, § 1 de la loi du 20 décembre 2002 (la « loi de 2002 ») sur les organismes de placement collectif en valeurs mobilières, selon le principe de répartition des risques et dans le but de faire bénéficier les actionnaires du produit de la gestion du patrimoine investi. La société est en droit de prendre toutes les mesures et d'accomplir toutes les actions qu'elle juge utiles à la poursuite et à la réalisation de son objet, dans les limites autorisées par la loi de 2002 »,

— Autres modifications des statuts nécessaires à la mise en conformité avec la loi de 2002,
— Changement de nom des « classes d'actions » à « compartiments »,
— Spécification des deux derniers paragraphes de l'article 15,
— Modification du paragraphe 1 ainsi que du point a) de l'article 24, et
— Approbation des nouveaux statuts de la société.

L'ordre du jour sera adopté à la majorité des deux tiers des voix exprimées par les actionnaires présents ou représentés.

Des procurations pour l'assemblée doivent être envoyées au siège de la société, à l'adresse susmentionnée, à l'attention de Mme Nadine Schaack (fax : + 352 4590 3331), au plus tard le 5 mai 2005.

Les statuts amendés soumis au vote peuvent être consultés au siège de la société. Une copie peut en être obtenue sur demande.

Le conseil d'administration.

85354

JULIUS BAER MULTISTOCK

Société d'investissement à capital variable.
Siège social : 69, route d'Esch, L-1470 Luxembourg.
R.C.S. Luxembourg B-32.188.

CONVOCATION

Etant donné que le quorum prévu par la loi n'a pas été atteint lors de la première assemblée générale extraordinaire du 5 avril 2005, les actionnaires de Julius Baer Multistock sont invités par la présente à participer à une deuxième assemblée générale extraordinaire qui se tiendra le 10 mai 2005 à 10 h 15 au siège de la société, 69, route d'Esch, L-1470 Luxembourg.

FILE 82-5247

Booklet sent to all registered shareholders of JCDecaux SA in relation to the Shareholders' meeting of the 11th May 2005

Convocation à l'Assemblée Générale Mixte JCDecaux SA

11 mai 2005

JCDecaux

les vitrines du monde

SOMMAIRE

Message du Président

Neuilly, le 22 avril 2005

Madame, Monsieur,
Cher(e) Actionnaire,

Notre volonté est de poursuivre, avec chacun d'entre vous, les relations de confiance que nous avons initiées dès notre introduction en Bourse. Je serai donc très heureux de vous présenter les résultats et les grands axes stratégiques de développement de notre Groupe au cours de l'Assemblée Générale Mixte qui se tiendra le :

mercredi 11 mai 2005
à 17 h 00
(les portes seront ouvertes à partir de 16h00)

à l'Espace Potel & Chabot*
1, rue des Huissiers - 92200 Neuilly-sur-Seine

Nous tenir à votre écoute est une priorité. Aussi, je souhaite que nous fassions, ensemble, de cette Assemblée Générale, un moment d'échange privilégié. Vous pourrez prendre part aux débats et dialoguer avec le management. Vous pourrez également vous prononcer sur les résolutions qui vous seront soumises.

Je compte vivement sur votre présence et, dans l'attente de vous rencontrer, je vous prie de croire, Madame, Monsieur, à l'expression de mes sincères salutations.

Jean-Charles Decaux
Président du Directoire
& Co-Directeur Général

NB : N'oubliez pas de contacter votre intermédiaire financier pour lui demander votre carte d'admission à l'Assemblée Générale.

*Métro : Pont de Neuilly - sortie "rue de l'Eglise"
Parking : Saint Jean-Baptiste – entrée face au 136, avenue Charles-de-Gaulle

Ordre du jour

I - PARTIE ORDINAIRE

1 Approbation des comptes sociaux 2004.

2 Approbation des comptes consolidés 2004.

3 Affectation du résultat.

4 Transfert de la réserve spéciale des plus-values à long terme.

5 Dépenses et charges visées à l'article 39-4 du Code général des impôts.

6 Convention réglementée.

7 Convention réglementée.

8 Convention réglementée.

9 Convention réglementée.

10 Convention réglementée.

11 Programme de rachat d'actions.

12 Fin de la délégation octroyée par la 7ème résolution de l'Assemblée Générale Mixte du 12 mai 2004 à l'effet d'émettre des obligations.

13 Augmentation du montant des jetons de présence.

II - PARTIE EXTRAORDINAIRE

14 Délégation de compétence à donner au Directoire pour décider l'augmentation du capital social, par émission - avec maintien du droit préférentiel de souscription - d'actions et/ou de valeurs mobilières donnant accès au capital de la Société et/ou l'émission de valeurs mobilières donnant droit à l'attribution de titres de créance.

15 Délégation de compétence à donner au Directoire pour décider l'augmentation du capital social, par émission - sans droit préférentiel de souscription - d'actions et/ou de valeurs mobilières donnant accès au capital de la Société et/ou l'émission de valeurs mobilières donnant droit à l'attribution de titres de créance.

16 Possibilité d'émettre des actions sans droit préférentiel de souscription en rémunération d'apports en nature portant sur des titres de capital ou des valeurs mobilières donnant accès au capital.

17 Délégation de compétence à donner au Directoire à l'effet de décider l'augmentation du capital social par incorporation de primes, réserves, bénéfices ou autres.

18 Délégation de compétence à donner au Directoire à l'effet d'augmenter le nombre de titres à émettre (option de sur-allocation) en cas d'augmentation de capital avec ou sans droit préférentiel de souscription.

19 Délégation de compétence à donner au Directoire pour décider l'augmentation du capital social par émission d'actions ou de valeurs mobilières donnant accès au capital réservées aux adhérents de plans d'épargne d'entreprise avec suppression du droit préférentiel de souscription au profit de ces derniers.

20 Délégation de compétence à donner au Directoire à l'effet de consentir des options de souscription ou d'achat d'actions au profit des salariés ou mandataires sociaux du Groupe ou de certains d'entre eux.

21 Délégation de compétence à donner au Directoire à l'effet de procéder à des attributions gratuites d'actions existantes ou à émettre au profit des salariés ou mandataires sociaux du Groupe ou de certains d'entre eux.

22 Délégation à donner au Directoire à l'effet de réduire le capital social par annulation des actions auto-détenues.

23 Modifications statutaires.

24 Pouvoirs.



Modalités de participation

Comment participer à notre Assemblée Générale

Tout actionnaire, quel que soit le nombre d'actions qu'il possède, a le droit de participer à l'Assemblée ou de voter par correspondance.
L'actionnaire personne physique ne pourra être représenté que par un autre actionnaire participant à l'Assemblée ou par son conjoint.

■ Pour pouvoir participer ou vous faire représenter à l'Assemblée :

- si vous possédez des actions nominatives, celles-ci devront être inscrites en compte, cinq jours au moins avant la date fixée pour l'Assemblée ;
- si vous possédez des actions au porteur, vous devrez, en respectant le même délai de cinq jours, justifier par une attestation établie par l'intermédiaire financier comptable de vos titres, de l'immobilisation de ceux-ci, auprès de BNP Paribas – G.I.S. Emetteurs – Service des Assemblées – 75450 Paris cedex 09. Ces actions devront être immobilisées jusqu'à la date de l'Assemblée ou de toute autre Assemblée convoquée avec le même ordre du jour, faute de quorum.

BNP Paribas tiendra à vote disposition, sur votre demande, des formules de pouvoir et de vote par correspondance ainsi que des cartes d'admission.

■ Nous vous rappelons, conformément à la loi, que :

- si vous souhaitez utiliser la faculté de vote par correspondance, vous pourrez demander par lettre recommandée avec demande d'avis de réception, un formulaire soit auprès de la société JCDecaux SA – Direction Juridique – 17 rue Soyer – 92523 Neuilly-sur-Seine cedex, soit au Service des Assemblées de BNP Paribas visé ci-dessus ;
- pour être honorée, votre demande de formulaire devra avoir été reçue au siège de la Société ou au Service des Assemblées de BNP Paribas ci-dessus mentionné, six jours au moins avant la date de la réunion ;
- ce formulaire dûment rempli devra parvenir soit au siège de la Société, soit au Service des Assemblées de BNP Paribas ci-dessus mentionné, trois jours au moins avant la date de la réunion ;
- si vos actions sont au porteur, le formulaire ne pourra prendre effet que si l'attestation justifiant l'immobilisation de celles-ci a été préalablement reçue suivant les conditions précisées ci-dessus ;
- tout actionnaire ayant voté par correspondance n'aura plus la possibilité de participer directement à l'Assemblée ou de s'y faire représenter en vertu d'un pouvoir ;
- vous pourrez vous procurer les documents prévus aux articles 133 et 135 du décret du 23 mars 1967, par demande adressée :
  - soit à **BNP Paribas** – G.I.S. Emetteurs – Service des Assemblées – 75450 Paris cedex 09 ;
  - soit à **JCDecaux SA** – Direction Juridique – 17 rue Soyer – 92523 Neuilly-sur-Seine cedex.

■ Si vous ne pouvez pas assister à l'Assemblée

Trois options vous sont offertes. Vous ne devez en choisir qu'une seule. A l'aide du formulaire, obtenu selon les modalités rappelées ci-dessus et dont le modèle est reproduit ci-contre, vous pourrez :

- **donner pouvoir au Président.** En donnant pouvoir au Président, vous lui demandez de voter à votre place. Cochez la case 1, puis ne portez aucune autre indication sur le formulaire de vote que la date et votre signature au bas du formulaire ;
- **voter par correspondance.** Cochez la case 2 sur le formulaire. Suivez scrupuleusement les instructions de la présente convocation pour que votre vote soit enregistré. Datez et signez ;
- **donner pouvoir à une personne dénommée.** Cette personne peut être votre conjoint (actionnaire ou non) ou un autre actionnaire. Il vous suffit de cocher la case 3 et de préciser l'identité de la personne (nom et prénoms) qui vous représentera. Datez et signez.

Assister à l'Assemblée

Cochez la case A

Être représenté(e) à l'Assemblée

Cochez la case B et choisissez parmi les 3 possibilités :

1. Voter par correspondance (3) et noircir les cases des résolutions qui ne recueillent pas votre adhésion
2. Donner pouvoir au Président (2)
3. Donner procuration à votre conjoint ou à un autre actionnaire (2) et mentionner les nom et prénom(s) du mandataire.

IMPORTANT : avant d'exercer votre choix, veuillez prendre connaissance des instructions situées au verso / *Before selecting, please see instructions on reverse side.*

QUELLE QUE SOIT L'OPTION CHOISIE, DATER ET SIGNER AU BAS DU FORMULAIRE / WHICHEVER OPTION IS USED, DATE AND SIGN AT THE BOTTOM OF THE FORM

Ⓐ ▯ Je désire assister à cette assemblée et demande une carte d'admission : dater et signer au bas du formulaire / *I wish to attend the meeting and request an admission card : date and sign at the bottom of the form.*

Ⓑ ▯ J'utilise le formulaire de vote par correspondance ou par procuration ci-dessus, selon l'une des 3 possibilités offertes / *I prefer to use the postal voting form or the proxy form as specified below.*

JCDecaux

JCDecaux SA
Société Anonyme à Directoire et Conseil de Surveillance au capital de € 3 384 274,13
Siège Social : 17, rue Soyer
92200 NEUILLY-SUR-SEINE
307 570 747 RCS NANTERRE

ASSEMBLÉE GÉNÉRALE MIXTE
Convoquée le mercredi 11 mai 2005, à 17 heures
à l'Espace Potel & Chabot
1, rue des Huissiers 92200 Neuilly-sur-Seine

COMBINED GENERAL MEETING
to be held on Wednesday may 11, 2005, at 5 p.m.
at Espace Potel & Chabot
1, rue des Huissiers 92200 Neuilly-sur-Seine

CADRE RESERVE / *For Company's use only*
Identifiant / *Account*
Nombre d'actions / *Number of shares* — Nominatif / *Registered* (VS / *single vote*; VD / *double vote*) — Porteur / *Bearer*
Nombre de voix / *Number of voting rights* :

▯ JE VOTE PAR CORRESPONDANCE / *I VOTE BY POST*
Cf. au verso renvoi (3) - *See reverse (3)*

Je vote **OUI** à tous les projets de résolutions présentés ou agréés par le Directoire, à l'**EXCEPTION** de ceux que je signale en noircissant comme ceci ■ la case correspondante et pour lesquels je vote **NON** ou je m'abstiens.

I vote FOR all the draft resolutions approved by the Board of Directors EXCEPT those indicated by a shaded box - like this ■, for which I vote against or I abstain.

1	2	3	4	5	6	7	8	9
▯	▯	▯	▯	▯	▯	▯	▯	▯
10	11	12	13	14	15	16	17	18
▯	▯	▯	▯	▯	▯	▯	▯	▯
19	20	21	22	23	24			
▯	▯	▯	▯	▯	▯			

Sur les projets de résolutions non agréés par le Directoire, je vote en noircissant comme ceci ■ la case correspondant à mon choix.

On the draft resolutions not approved by the Board of directors, I cast my vote by shading the box of my choice - like this ■.

	Oui / Yes	Non/No Abst/abs		Oui / Yes	Non/No Abst/abs
A	▯	▯	F	▯	▯
B	▯	▯	G	▯	▯
C	▯	▯	H	▯	▯
D	▯	▯	J	▯	▯
E	▯	▯	K	▯	▯

JE DONNE POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE
dater et signer au bas du formulaire, sans rien remplir

I HEREBY GIVE MY PROXY TO THE CHAIRMAN OF THE MEETING
date and sign the bottom of the form without completing it

cf. au verso renvoi (2) - See reverse (2)

▯ JE DONNE POUVOIR A : (soit le conjoint, soit un autre actionnaire cf. renvoi (2) au verso) **pour me représenter à l'assemblée**

I HEREBY APPOINT (you may give your PROXY either to your spouse or to another shareholder - see reverse (2)) to represent me at the above mentioned meeting.

M, Mme ou Mlle / *Mr, Mrs or Miss*

Adresse / *Address*

ATTENTION : S'il s'agit de titre au porteur, les présentes instructions que vous avez données, ne seront valides que si les titres correspondants ont été immobilisés, dans les délais prévus, par l'établissement financier qui tient votre compte de titres.
CAUTION : concerning bearer shares, your vote or proxy will not be counted unless these shares have been blocked from trading by the subcustodian within the prescribed period.

Nom, Prénom, Adresse de l'actionnaire (si ces informations figurent déjà, les vérifier et les rectifier éventuellement - Surname, first name, address of the shareholder (if this information is already supplied, please verify and correct if necessary)
Cf. au verso renvoi (1) - *See reverse (1)*

Si des amendements ou des résolutions nouvelles étaient présentés en assemblée / *In case amendments or new resolutions are proposed during the meeting*

- Je donne pouvoir au Président de l'A.G. de voter en mon nom. / *I appoint the chairman of the meeting to vote on my behalf* .... ▯
- Je m'abstiens (l'abstention équivaut à un vote contre). / *I abstain from voting (is equivalent to a vote against)* .... ▯
- Je donne procuration (cf. au verso renvoi 2) à M, Mme ou Mlle .... pour voter en mon nom / *I appoint (see reverse (2)) Mr, Mrs or Miss / to vote on my behalf* ▯

Pour être prise en considération, toute formule doit parvenir au plus tard :
In order to be considered, this completed form must be returned at the latest

	sur 1re convocation / *on 1st notification* AGO - AGE *ordinary meeting / extraordinary meeting*	sur 2e convocation / *on 2nd notification* AGO - AGE *ordinary meeting / extraordinary meeting*
à la BANQUE / *to the Bank*	07/05/2005	
à la SOCIÉTÉ / *to the Company*		

Date & Signature

A compléter obligatoirement quel que soit votre choix (date et signature)



Exposé sommaire de l'exercice 2004

Portés par la forte croissance interne du chiffre d'affaires et une excellente maîtrise des coûts d'exploitation, les résultats reflètent la reprise du marché publicitaire dans son ensemble et le fort levier opérationnel dont le Groupe bénéficie.

Chiffre d'affaires

Comme annoncé le 2 février 2005, le chiffre d'affaires consolidé du Groupe ressort à 1 631,4 millions d'euros, en hausse de 5,7 % par rapport à 2003. A périmètre et taux de change constants, le chiffre d'affaires progresse de 6,2 %. Cette performance s'explique par la forte croissance interne observée dans les trois activités du Groupe, et plus particulièrement dans le segment Transport qui réalise une croissance à deux chiffres depuis le deuxième trimestre.

EBITDA

L'EBITDA (résultat d'exploitation avant dotations aux amortissements et provisions nettes des reprises) s'établit à 465,2 millions d'euros, en hausse de 11,6 % par rapport à 2003 (416,9 millions d'euros). La croissance de l'EBITDA reflète la forte croissance du chiffre d'affaires dans les trois activités du Groupe, conjuguée à la poursuite d'une forte maîtrise des coûts et à la contribution croissante des marchés américain et asiatique. La marge d'EBITDA du Groupe a atteint un niveau élevé : elle ressort à 28,5 % du chiffre d'affaires consolidé, soit une augmentation de 150 points de base par rapport à 2003 (27 %).

• Mobilier Urbain : l'EBITDA progresse de 10,4 % et s'établit à 384,8 millions d'euros. La marge d'EBITDA ressort à 43,5 %, en hausse de 190 points de base par rapport à 2003. En 2004, l'EBITDA de l'activité Mobilier Urbain représentait 83 % de l'EBITDA du Groupe. L'EBITDA a atteint des niveaux de croissance particulièrement élevés au Royaume-Uni, en Belgique, en Suède, en Allemagne et au Portugal, et a continué de croître en France et en Espagne. Cette forte progression reflète également la rentabilité croissante des nouveaux contrats de mobilier urbain à Chicago, Vancouver, Sydney, Bangkok, Séoul et des centres commerciaux japonais.

• Affichage : l'EBITDA est en hausse de 10,1 % à 59,9 millions d'euros et la marge d'EBITDA ressort à 13,8 % du chiffre d'affaires Affichage, contre 12,7 % en 2003. Cette augmentation s'explique par la croissance interne de 4,4 % du chiffre d'affaires et par une maîtrise rigoureuse des coûts d'exploitation. Les plus fortes progressions reviennent au Royaume-Uni, à l'Irlande, à la Belgique et au Portugal qui ont tiré profit de l'Euro 2004.

• Transport : l'EBITDA s'établit à 20,5 millions d'euros, en hausse de 46,6 % par rapport à 2003. La marge d'EBITDA ressort à 6,5 % du chiffre d'affaires Transport, soit une amélioration de 150 points de base. Pour la deuxième année consécutive, l'activité Transport affiche une rentabilité en progression, portée par la croissance à deux chiffres de son chiffre d'affaires, qui a largement compensé l'augmentation des coûts opérationnels. La croissance de l'EBITDA a été particulièrement dynamique à Hong Kong, au Portugal, en Norvège, en Espagne et en France.

Résultat d'exploitation

Le résultat d'exploitation ressort à 271,6 millions d'euros, en hausse de 18 % par rapport à 2003 (230,1 millions d'euros). Cette progression reflète la hausse de 48,3 millions d'euros de l'EBITDA, en partie compensée par l'augmentation de 6,8 millions d'euros des charges d'amortissement et provisions. Le résultat d'exploitation a atteint 16,7 % du chiffre d'affaires consolidé du Groupe, contre 14,9 % en 2003.

Résultat net

• Le résultat net part du Groupe ressort en très forte progression à 78,1 millions d'euros, soit une augmentation de 91 % par rapport à 2003 (40,9 millions d'euros). Cette performance s'explique par l'effet conjugué de la hausse du résultat d'exploitation et de l'amélioration du résultat financier.

• Le résultat net part du Groupe, avant amortissements des écarts d'acquisition et éléments exceptionnels, augmente de 35,3 % à 152,9 millions d'euros, contre 113 millions d'euros en 2003.

Investissements

Le Groupe a réalisé des investissements nets (acquisitions d'immobilisations corporelles et incorporelles, nettes des cessions) à hauteur de 165,9 millions d'euros, contre 141,1 millions d'euros en 2003. Cette hausse est liée aux investissements de croissance faisant suite aux gains de contrats en Amérique du Nord, en Asie et en Europe.

Cash flow disponible (free cash flow)

• Le Groupe a continué de dégager un cash flow d'exploitation élevé, en hausse de 9 % à 360,1 millions d'euros contre 330,5 millions d'euros en 2003.

• Le cash flow disponible ou free cash flow (cash flow d'exploitation moins investissements corporels et incorporels nets) a augmenté de 2,5 % à 194,2 millions d'euros. Cette progression modeste traduit la hausse des investissements de croissance.

Dette nette

Le Groupe générant des cash flows élevés, la dette nette au 31 décembre 2004 s'est élevée à 457,5 millions d'euros, soit une baisse de 178,3 millions d'euros par rapport au 31 décembre 2003 (635,8 millions d'euros). Le ratio dette nette sur fonds propres au 31 décembre 2004 était de 32,3 % et le ratio de couverture des frais financiers par l'EBITDA reste très favorable, à 18,2 fois.

Nouveaux projets

En 2004, le Groupe a renforcé sa présence en Asie, zone dans laquelle la croissance du marché publicitaire devrait être plus forte que dans le reste du monde. En novembre, JCDecaux, en partenariat avec Mitsubishi Corporation, a remporté le premier contrat exclusif d'abribus publicitaires à Yokohama. D'une durée de 20 ans, ce contrat porte sur 500 abribus. A la même période, JCDecaux a remporté son premier contrat exclusif en Chine continentale, en s'associant avec les Aéroports de Shanghai pour une durée de 15 ans.

A l'occasion de la publication des résultats 2004, Jean-Charles Decaux, Président du Directoire et Co-Directeur Général, a déclaré :

"L'année 2004 a été une excellente année pour le Groupe. JCDecaux a réalisé une performance supérieure au marché publicitaire et a enregistré un résultat d'exploitation de 16,7 % du chiffre d'affaires consolidé, porté par la reprise du marché publicitaire en Europe et la rentabilité croissante des contrats signés ces dernières années, particulièrement en Asie et aux Etats-Unis.
Avec le gain du contrat de mobilier urbain de la ville de Yokohama, le deuxième marché publicitaire mondial s'ouvre à nous : ce premier contrat marque le début prometteur d'une forte croissance future de nos activités au Japon.
Pour le premier trimestre 2005, nous anticipons une forte croissance interne du chiffre d'affaires du Groupe. Sur l'année 2005, la croissance interne du chiffre d'affaires de JCDecaux devrait être de l'ordre de 4 % et le Groupe devrait ainsi continuer à améliorer sa rentabilité."



Résultats Financiers de la Société au cours des cinq derniers exercices

NATURE DES INDICATIONS	2000[1]	2001	2002	2003	2004
I - CAPITAL EN FIN D'EXERCICE					
a) Capital social (en euros)	2 685 962	3 378 284	3 378 284	3 378 284	3 384 274
b) Nombre d'actions ordinaires	176 187 464	221 600 760	221 600 760	221 600 760	221 993 669
c) Nombre maximum d'actions futures à créer (options de souscription)	-	4 103 704	4 191 800	4 401 346	4 687 148
II - OPÉRATIONS ET RÉSULTATS DE L'EXERCICE (en euros)					
a) Chiffre d'affaires hors taxes	80 838 546	630 311 692	577 865 331	551 028 006	549 606 687
b) Résultat avant impôts et charges calculées (amortissements et provisions)	123 072 510	77 196 352	80 973 816	244 911 913	177 558 052
c) Impôts sur les bénéfices		10 901 232	(7 548 673)	(493 718)	192 997
d) Participation des salariés	-	-	347 036	29 043	22 145
e) Résultat après impôts et charges calculées (amortissements et provisions)	104 811 683	17 208 957	54 559 112	215 836 942	143 639 313
f) Résultat distribué	-	-	-	-	- [2]
III - RÉSULTAT PAR ACTION (en euros)					
a) Résultat après impôts mais avant charges calculées (amortissement et prov.)	0,70	0,30	0,40	1,11	0,80
b) Résultat après impôts et charges calculées (amortissements et provisions)	0,59	0,08	0,25	0,97	0,65
c) Dividende net attribué à chaque action	-	-	-	-	- [2]
IV - PERSONNEL					
a) Effectif moyen des salariés employés pendant l'exercice	9	2 912	2 726	2 609	2 510
b) Montant de la masse salariale de l'exercice (en euros)	2 594 782	79 059 056	85 335 562	84 417 060	83 650 042
c) Montant des sommes versées au titre des avantages sociaux de l'exercice (Sécurité Sociale, œuvres sociales, etc) (en euros)	575 803	29 648 524	32 273 264	31 581 498	33 416 275

(1) Les données indiquées pour les années 2000 sont les données de la société JCDecaux SA, des données comparables à 2001 (effet des fusions) n'étant pas disponibles

(2) Sous réserve de l'approbation par l'Assemblée Générale des actionnaires de la proposition d'affectation du résultat 2004.

Projet de résolutions

Assemblée Générale Mixte du 11 mai 2005

I - PARTIE ORDINAIRE

■ Première Résolution

Approbation des comptes sociaux 2004

L'Assemblée Générale, après avoir pris connaissance des rapports du Directoire, du Conseil de Surveillance et des Commissaires aux comptes, approuve ces rapports dans leur intégralité ainsi que les comptes sociaux de l'exercice clos le 31 décembre 2004, tels qu'ils lui ont été présentés, se soldant par un bénéfice de 143 639 312,92 euros. Elle approuve, en conséquence, les opérations traduites dans ces comptes et résumées dans ces rapports.

■ Deuxième Résolution

Approbation des comptes consolidés 2004

L'Assemblée Générale, après avoir pris connaissance des rapports du Directoire, du Conseil de Surveillance et des Commissaires aux comptes, approuve ces rapports dans leur intégralité ainsi que les comptes consolidés de l'exercice clos le 31 décembre 2004, tels qu'ils lui ont été présentés. Elle approuve, en conséquence, les opérations traduites dans ces comptes et résumées dans ces rapports.

■ Troisième Résolution

Affectation du résultat

L'Assemblée Générale, connaissance prise du rapport du Directoire, décide d'affecter le bénéfice de l'exercice clos le 31 décembre 2004, s'élevant à 143 639 312,92 euros, de la manière suivante :

	(en euros)
- bénéfice net de	143 639 312,92
- report à nouveau antérieur de	533 985 948,36
Total	677 625 261,28

Affecté comme suit :	
Réserve légale :	598,98 euros
Report à nouveau :	677 624 662,30 euros

Il est rappelé, conformément à la loi, que la Société n'a pas distribué de dividendes au titre des trois exercices précédents.

■ Quatrième Résolution

Transfert de la réserve spéciale des plus-values à long terme

En application des dispositions de l'article 39 de la loi n° 2004-1485 de finances rectificative pour 2004, l'Assemblée Générale décide que l'intégralité des sommes portées à la réserve spéciale des plus-values à long terme inscrite au bilan de l'exercice clos le 31 décembre 2004, soit un montant de 22 538 441,88 euros, est virée au poste «autres réserves». Corrélativement, l'Assemblée Générale décide de prélever sur cette réserve la somme de 550 961 euros, correspondant à la taxe exceptionnelle de 2,5 % prévue à l'article 39 susvisé, par le crédit du compte report à nouveau.

Après transfert de la réserve spéciale des plus-values à long terme et affectation du résultat de l'exercice, le report à nouveau s'élèvera à 678 175 623,30 euros et le poste «autres réserves» à 25 049 188,87 euros.

■ Cinquième Résolution

Dépenses et charges visées à l'article 39-4 du Code général des impôts

En application de l'article 223 quater du Code général des impôts, l'Assemblée Générale prend acte du fait que les dépenses et charges visées à l'article 39-4 dudit code se sont élevées à 52 824,42 euros au cours de l'exercice écoulé et qu'aucun impôt n'a été supporté en raison desdites charges et dépenses.



Projet de résolutions

■ Sixième Résolution

Convention réglementée

L'Assemblée Générale, après avoir pris connaissance du rapport spécial des Commissaires aux comptes sur la conclusion et l'exécution au cours de l'exercice 2004 des conventions visées à l'article L.225-86 du Code de commerce, prend acte des conclusions de ce rapport portant notamment sur la convention suivante :

• Acquisition, par la Société, de marques, modèles et brevets appartenant à M. Jean-Claude DECAUX, Président du Conseil de Surveillance, pour un montant de 86 426,31 euros correspondant aux stricts coûts de dépôt et de maintien de ces droits de propriété industrielle.

L'Assemblée Générale, M. Jean-Claude DECAUX, en tant que personne intéressée par cette convention, ne prenant pas part au vote, ratifie la convention ci-dessus exposée.

■ Septième Résolution

Convention réglementée

L'Assemblée Générale, après avoir pris connaissance du rapport spécial des Commissaires aux comptes sur la conclusion et l'exécution au cours de l'exercice 2004 des conventions visées à l'article L.225-86 du Code de commerce, prend acte des conclusions de ce rapport portant notamment sur la convention suivante :

• Attribution par la Société à M. Robert CAUDRON, Membre du Directoire et Directeur Général Opérations, d'une indemnité conventionnelle en cas de rupture de son contrat de travail du fait de la Société

L'Assemblée Générale, M. Robert CAUDRON, en tant que personne intéressée par cette convention, ne prenant pas part au vote, ratifie la convention ci-dessus exposée.

■ Huitième Résolution

Convention réglementée

L'Assemblée Générale, après avoir pris connaissance du rapport spécial des Commissaires aux comptes sur la conclusion et l'exécution au cours de l'exercice 2004 des conventions visées à l'article L.225-86 du Code de commerce, prend acte des conclusions de ce rapport portant notamment sur la convention suivante :

• Cession par MM. Jean-Charles DECAUX, Jean-François DECAUX et Jean-Sébastien DECAUX, de leurs titres de propriété sur les brevets «Affichage Gigogne» utilisés par l'ensemble des sociétés du Groupe, pour un prix équivalent au remboursement des frais engagés pour la maintenance de ces titres, représentant un montant global de 16 423,93 euros ;

L'Assemblée Générale, MM. Jean-Charles DECAUX et Jean-François DECAUX, en leur qualité de personnes intéressées par cette convention, ne prenant pas part au vote, ratifie la convention ci-dessus exposée.

■ Neuvième Résolution

Convention réglementée

L'Assemblée Générale, après avoir pris connaissance du rapport spécial des Commissaires aux comptes sur la conclusion et l'exécution au cours de l'exercice 2004 des conventions visées à l'article L.225-86 du Code de commerce, prend acte des conclusions de ce rapport portant notamment sur la convention suivante :

• Acquisition par JCDecaux Deutschland, filiale de JCDecaux SA, des 150 000 titres détenus par SIMU, filiale de JCDecaux Holding, dans la société Georg Zacharias GmbH, à la valeur nette comptable soit un montant d'environ 4,2 millions d'euros ;

L'Assemblée Générale, MM. Jean-Claude DECAUX, Jean-Charles DECAUX et Jean-François DECAUX, ainsi que la société JCDecaux Holding, en leur qualité de personnes intéressées par cette convention, ne prenant pas part au vote, ratifie la convention ci-dessus exposée.

■ Dixième Résolution

Convention réglementée

L'Assemblée Générale, après avoir pris connaissance du rapport spécial des Commissaires aux comptes sur la conclusion et l'exécution au cours de l'exercice 2004 des conventions visées à l'article L.225-86 du Code de commerce, prend acte des conclusions de ce rapport portant notamment sur la convention suivante :

• Apport par JCDecaux SA de ses participations dans les sociétés slovaque et tchèque, JCDecaux Slovakia sro et JCDecaux Mestsky Mobiliar Spol sro, à la société autrichienne Aussenwerbung Tschechien-Slowakei Beteilingungs GmbH. En rémunération de ses apports, JCDecaux SA recevra de la Société Gewista 55 % du capital de Aussenwerbung Tschechien-Slowakei Beteilingungs GmbH ;

L'Assemblée Générale, M. Jean-François DECAUX, en sa qualité de personne intéressée par cette convention, ne prenant pas part au vote, ratifie la convention ci-dessus exposée.

■ Onzième Résolution

Programme de rachat d'actions

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, connaissance prise du rapport du Directoire ainsi que de la note d'information visée par l'Autorité des marchés financiers :

• constate que la Société n'a pas fait usage de l'autorisation reçue de l'Assemblée Générale en date du 12 mai 2004 ;

• autorise le Directoire, avec faculté de subdélégation, conformément aux articles L.225-209 et suivants du Code de commerce, à acheter, en une ou plusieurs fois, les actions propres de la Société en vue :

- de la mise en œuvre de tout plan d'options d'achat d'actions de la Société dans le cadre des dispositions de l'article L.225-177 et suivants du Code de commerce ;

- de l'attribution d'actions aux salariés au titre de leur participation aux fruits de l'expansion de l'entreprise et de la mise en œuvre de tout plan d'épargne d'entreprise dans les conditions prévues par la loi, notamment les articles L.443-1 et suivants du Code du travail ;

- de l'attribution gratuite d'actions dans le cadre des dispositions des articles L.225-197-1 du Code de commerce ;

- de la remise d'actions lors de l'exercice de droits attachés à des valeurs mobilières donnant accès au capital par remboursement, conversion, échange, présentation d'un bon ou de toute autre manière ;

- de l'annulation de tout ou partie des titres ainsi rachetés, sous réserve de l'adoption par l'Assemblée Générale Extraordinaire de la vingt-deuxième résolution ci-après et dans les termes qui y sont indiqués ;

- de la remise d'actions (à l'échange ou en paiement) dans le cadre d'opérations de croissance externe ;

- de l'animation du marché secondaire ou de la liquidité de l'action JCDecaux SA par un prestataire de services d'investissement dans le cadre d'un contrat de liquidité conforme à la Charte Déontologique reconnue par l'AMF.

Les achats d'actions de la Société pourront porter sur un nombre d'actions tel que :

• Le nombre d'actions que la Société achète pendant la durée du programme de rachat n'excède pas 10 % des actions composant le capital de la Société à quelque moment que ce soit, soit, à titre indicatif au 31 décembre 2004, compte tenu du nombre de titres autodétenus à cette date, 21 999 366 actions ;

• le nombre d'actions que la Société détiendra à quelque moment que ce soit ne dépasse pas 10 % des actions composant le capital de la Société.

L'acquisition, la cession ou le transfert des actions pourront être réalisés à tout moment (y compris en période d'offre publique) et par tous moyens, sur le marché ou de gré à gré, y compris par acquisition ou cession de blocs (sans limiter la part du pro-

gramme de rachat pouvant être réalisée par ce moyen), ou par utilisation d'options ou autres instruments financiers à terme négociés sur un marché réglementé ou de gré à gré ou par remise d'actions à la suite de l'émission de valeurs mobilières donnant accès au capital de la Société par conversion, échange, remboursement, exercice d'un bon ou de toute autre manière.

Le prix maximal d'achat des actions dans le cadre de la présente résolution sera de 30 euros par action (ou la contre-valeur de ce montant à la même date dans toute autre monnaie), ce prix maximal étant applicable aux seules acquisitions réalisées à compter de la présente Assemblée.

En conséquence, et à titre indicatif, le montant maximal que la Société serait susceptible de payer pour l'achat de ses actions serait de 659 980 980 euros, correspondant à un prix maximal par action de 30 euros et à un nombre maximal de 21 999 366 actions (sous réserve des ajustements nécessaires en cas d'opérations sur le capital social).

Cette autorisation prive d'effet à compter de ce jour à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure donnée au Directoire à l'effet d'opérer sur les actions de la Société. Elle est donnée pour une période de dix-huit mois à compter de ce jour.

L'Assemblée Générale délègue au Directoire, en cas de modification du nominal de l'action, d'augmentation de capital par incorporation de réserves, d'attribution gratuite d'actions, de division ou de regroupement de titres, de distribution de réserves ou de tous autres actifs, d'amortissement du capital, ou de toute autre opération portant sur les capitaux propres, le pouvoir d'ajuster le prix d'achat susvisé afin de tenir compte de l'incidence de ces opérations sur la valeur de l'action.

L'Assemblée Générale confère tous pouvoirs au Directoire, avec faculté de subdélégation dans les conditions légales, pour décider et effectuer la mise en œuvre de la présente autorisation, pour en préciser, si nécessaire, les termes et en arrêter les modalités, pour réaliser le programme d'achat, et notamment pour passer tout ordre de bourse, conclure tout accord, en vue de la tenue des registres d'achats et de ventes d'actions, effectuer toutes déclarations auprès de l'Autorité des marchés financiers, remplir toutes formalités et, d'une manière générale, faire le nécessaire.

■ Douzième Résolution

Fin de la délégation octroyée par la 7ème résolution de l'Assemblée Générale Mixte du 12 mai 2004 à l'effet d'émettre des obligations

L'Assemblée Générale, statuant aux conditions de quorum et de majorité des assemblées ordinaires, connaissance prise du rapport du Directoire, décide en tant que de besoin en application de l'Ordonnance n°2004-604 du 24 juin 2004, de mettre fin à la délégation octroyée au Directoire par la septième résolution de l'Assemblée Générale du 12 mai 2004 à l'effet d'émettre des obligations, le Directoire ayant désormais qualité, aux termes de l'article L.228-40 du Code de commerce pour décider ou autoriser l'émission d'obligations avec faculté de subdélégation.

■ Treizième Résolution

Augmentation du montant des jetons de présence

L'Assemblée Générale, connaissance prise du rapport du Directoire, fixe à 168 760 euros, le montant global des jetons de présence à compter de l'exercice 2005, à charge pour le Conseil de Surveillance d'en décider la répartition entre ses membres.

II - PARTIE EXTRAORDINAIRE

■ Quatorzième Résolution

Délégation de compétence à donner au Directoire pour décider l'augmentation du capital social, par émission - avec maintien du droit préférentiel de souscription - d'actions et/ou de valeurs mobilières donnant accès au capital de la Société et/ou l'émission de valeurs mobilières donnant droit à l'attribution de titres de créance

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les assemblées extraordinaires, connaissance prise du rapport du Directoire et du rapport spécial des Commissaires aux comptes, et conformément aux dispositions de l'article L.225-129 et suivants du Code de commerce, notamment de l'article L.225-129-2, et à celles des articles L.228-92 et suivants dudit Code:

1 ■ Délègue au Directoire sa compétence pour décider l'augmentation du capital social, en une ou plusieurs fois, en France ou à l'étranger, dans la proportion et aux époques qu'il appréciera, soit en euros, soit en toute autre monnaie ou unité monétaire établie par référence à plusieurs monnaies, par l'émission d'actions (à l'exclusion d'actions de préférence) ou de valeurs mobilières donnant accès au capital de la Société, émises à titre onéreux ou gratuit, régies par les articles L.228-91 et suivants du Code de commerce, étant précisé que la souscription des actions et des autres valeurs mobilières pourra être opérée soit en espèces, soit par compensation de créances, soit en tout ou en partie, par incorporation de réserves, de bénéfices ou de primes.

2 ■ Délègue au Directoire sa compétence pour décider l'émission de valeurs mobilières donnant accès au capital de la société qui possède directement ou indirectement plus de la moitié de son capital social ou des sociétés dont elle possède directement ou indirectement plus de la moitié du capital.

3 ■ Décide de fixer comme suit les limites des montants des augmentations de capital autorisées en cas d'usage par le Directoire de la présente délégation de compétence ;

- le montant nominal maximal des augmentations de capital susceptibles d'être réalisées immédiatement ou à terme en vertu de la présente délégation est fixé à 2 000 000 euros, étant précisé que le montant nominal maximal global des augmentations de capital susceptibles d'être réalisées, en vertu de la présente délégation et de celles conférées en vertu des quinzième, seizième, dix-septième, dix-huitième, dix-neuvième, vingtième et vingt-et-unième résolutions de la présente assemblée est fixé à 2 000 000 euros ;

- à ces plafonds s'ajoutera, le cas échéant, le montant nominal des actions à émettre éventuellement en supplément, en cas d'opérations financières nouvelles, pour préserver les droits des porteurs de valeurs mobilières donnant accès au capital ;

- le montant maximal global des émissions de valeurs mobilières représentatives de créances sur la Société donnant accès au capital ou donnant droit à des titres de créance ne pourra excéder 2,5 milliards d'euros ou la contre-valeur à la date d'émission de ce montant en toute autre monnaie ou toute autre unité monétaire établie par référence à plusieurs monnaies, étant précisé que sur ce montant s'imputera le montant des valeurs mobilières représentatives de créances sur la Société donnant accès au capital susceptibles d'être émises en vertu de la quinzième résolution de la présente assemblée ;

4 ■ Fixe à vingt-six mois, à compter du jour de la présente assemblée, la durée de validité de la délégation de compétence faisant l'objet de la présente résolution ;

5 ■ En cas d'usage par le Directoire de la présente délégation :

- décide que la ou les émissions seront réservées par préférence aux actionnaires qui pourront souscrire à titre irréductible proportionnellement au nombre d'actions alors possédées par eux ;

- prend acte du fait que le Directoire a la faculté d'instituer un droit de souscription à titre réductible ;

- prend acte du fait que la présente délégation de compétence emporte de plein droit au profit



des porteurs des valeurs mobilières émises donnant accès au capital de la Société, renonciation par les actionnaires à leur droit préférentiel de souscription aux actions auxquelles ces valeurs mobilières donneront droit immédiatement ou à terme ;

• prend acte du fait que, si les souscriptions à titre irréductible et, le cas échéant, à titre réductible n'ont pas absorbé la totalité de l'augmentation de capital, le Directoire pourra utiliser, dans les conditions prévues par la loi et dans l'ordre qu'il déterminera, l'une et/ou l'autre des facultés ci-après :

- limiter l'augmentation de capital au montant des souscriptions à la condition que celui-ci atteigne les trois-quarts au moins de l'augmentation décidée ;

- répartir librement tout ou partie des actions ou, dans le cas de valeurs mobilières donnant accès au capital, desdites valeurs mobilières dont l'émission a été décidée mais n'ayant pas été souscrites ;

- offrir au public, en faisant publiquement appel à l'épargne, tout ou partie des actions ou, dans le cas de valeurs mobilières donnant accès au capital, desdites valeurs mobilières non souscrites, sur le marché français et/ou à l'étranger et/ou sur le marché international ;

• décide que les émissions de bons de souscription d'actions de la Société pourront être réalisées par offre de souscription, mais également par attribution gratuite aux propriétaires des actions anciennes ;

• décide qu'en cas d'attribution gratuite de bons autonomes de souscription, le Directoire aura la faculté de décider que les droits d'attribution formant rompus ne seront pas négociables et que les titres correspondants seront vendus ;

6■ Décide que le Directoire aura tous pouvoirs, avec faculté de subdélégation dans les conditions fixées par la loi, pour mettre en œuvre la présente délégation de compétence, à l'effet notamment de :

• décider l'augmentation de capital et déterminer les valeurs mobilières à émettre ;

• décider le montant de l'augmentation de capital, le prix d'émission ainsi que le montant de la prime qui pourra, le cas échéant, être demandée à l'émission ;

• déterminer les dates et modalités de l'augmentation de capital, la nature, les caractéristiques des valeurs mobilières à créer ; décider, en outre, dans le cas d'obligations ou d'autres titres de créance, y compris de valeurs mobilières donnant droit à l'attribution de titres de créance visés à l'article L.228-91 du Code de commerce, de leur caractère subordonné ou non (et, le cas échéant, de leur rang de subordination, conformément aux dispositions de l'article L.228-97 du Code de commerce), fixer leur taux d'intérêt (notamment intérêt à taux fixe ou variable ou à coupon zéro ou indexé), leur durée (déterminée ou indéterminée) et les autres modalités d'émission (y compris le fait de leur conférer des garanties ou des sûretés) et d'amortissement (y compris de remboursement par remise d'actifs de la Société) ; le cas échéant, ces titres pourraient être assortis de bons donnant droit à l'attribution, à l'acquisition ou à la souscription d'obligations ou d'autres valeurs mobilières représentatives de créances ou prendre la forme d'obligations complexes au sens entendu par les autorités boursières (par exemple, du fait de leurs modalités de remboursement ou de rémunération ou d'autres droits tels qu'indexation, faculté d'options) ; modifier, pendant la durée de vie des titres concernés, les modalités visées ci-dessus, dans le respect des formalités applicables ;

• déterminer le mode de libération des actions ou des valeurs mobilières donnant accès au capital à émettre immédiatement ou à terme ;

• fixer, s'il y a lieu, les modalités d'exercice des droits attachés aux actions ou valeurs mobilières donnant accès au capital à émettre et, notamment, arrêter la date, même rétroactive, à compter de laquelle les actions nouvelles porteront jouissance, déterminer les modalités d'exercice des droits, le cas échéant, à conversion, échange, remboursement, y compris par remise d'actifs de la Société tels que des valeurs mobilières déjà émises par la Société, ainsi que toutes autres conditions et modalités de réalisa-

tion de l'augmentation de capital ;

• fixer les modalités selon lesquelles la Société aura, le cas échéant, la faculté d'acheter ou d'échanger en bourse, à tout moment ou pendant des périodes déterminées, les valeurs mobilières émises ou à émettre immédiatement ou à terme en vue de les annuler ou non, compte tenu des dispositions légales ;

• prévoir la faculté de suspendre éventuellement l'exercice des droits attachés à ces titres en conformité avec les dispositions légales et réglementaires ;

• à sa seule initiative, imputer les frais d'augmentation de capital sur le montant des primes qui y sont afférentes et prélever sur ce montant les sommes nécessaires pour porter la réserve légale au dixième du nouveau capital après chaque augmentation de capital ;

• fixer et procéder à tous ajustements destinés à prendre en compte l'incidence d'opérations sur le capital de la Société, notamment en cas de modification du nominal de l'action, d'augmentation de capital par incorporation de réserves, d'attribution gratuite d'actions, de division ou de regroupement de titres, de distribution de réserves ou de tous autres actifs, d'amortissement du capital, ou de toute autre opération portant sur les capitaux propres, et fixer les modalités selon lesquelles sera assurée, le cas échéant, la préservation des droits des titulaires de valeurs mobilières donnant accès au capital ;

• constater la réalisation de chaque augmentation de capital et procéder aux modifications corrélatives des statuts ;

• d'une manière générale, passer toute convention, notamment pour parvenir à la bonne fin des émissions envisagées, prendre toutes mesures et effectuer toutes formalités utiles à l'émission, à la cotation et au service financier des titres émis en vertu de la présente délégation ainsi qu'à l'exercice des droits qui y sont attachés.

7■ Prend acte que la présente délégation prive d'effet à compter de ce jour à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure ayant le même objet, c'est-à-dire toute délégation globale de compétence relative à l'augmentation de capital avec maintien du droit préférentiel de souscription, couvrant les valeurs mobilières et opérations visées à la présente résolution ;

8■ Prend acte du fait que, dans l'hypothèse où le Directoire viendrait à utiliser la délégation de compétence qui lui est conférée dans la présente résolution, il rendra compte à l'assemblée générale ordinaire suivante, conformément à la loi et à la réglementation, de l'utilisation faite des autorisations conférées dans la présente résolution.

■ Quinzième Résolution

Délégation de compétence à donner au Directoire pour décider l'augmentation du capital social par émission - sans droit préférentiel de souscription - d'actions et/ou de valeurs mobilières donnant accès au capital de la Société et/ou l'émission de valeurs mobilières donnant droit à l'attribution de titres de créance

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les assemblées extraordinaires, connaissance prise du rapport du Directoire et du rapport spécial des Commissaires aux comptes, et conformément aux dispositions de l'article L.225-129 et suivants du Code de commerce, notamment des articles L.225-129-2, L.225-135 et L.225-148 dudit Code ainsi qu'à celles des articles L.228-92 et suivants du même Code :

1■ Délègue au Directoire sa compétence pour décider l'augmentation du capital social, en une ou plusieurs fois, dans la proportion et aux époques qu'il appréciera, sur le marché français et/ou les marchés étrangers et/ou le marché international, en faisant publiquement appel à l'épargne, soit en euros, soit en toute autre monnaie ou unité monétaire établie par référence à plusieurs monnaies, par l'émission d'actions (à l'exclusion d'actions de préférence), ou de valeurs mobilières donnant accès au capital de la Société émises à titre onéreux ou gratuit, régies par les articles L.228-91 et suivants du Code de commerce, étant précisé que la souscription des actions et des autres valeurs mobilières pourra être opérée soit en espèces, soit par compensation de créances, soit, en tout ou en partie, par incor-



poration de réserves, de bénéfices ou de primes, soit en nature. Ces valeurs mobilières pourront notamment être émises à l'effet de rémunérer des titres qui seraient apportés à la Société, dans le cadre d'une offre publique d'échange réalisée en France ou à l'étranger selon les règles locales (par exemple dans le cadre d'une "reverse merger" de type anglo-saxon) sur des titres répondant aux conditions fixées à l'article L.225-148 du Code de commerce.

2■ Délègue au Directoire sa compétence pour décider l'émission d'actions ou de valeurs mobilières donnant accès au capital de la Société à émettre à la suite de l'émission par les sociétés dont la Société détient directement ou indirectement plus de la moitié du capital social ou par les sociétés qui possèdent directement ou indirectement plus de la moitié de son capital, de valeurs mobilières donnant accès au capital de la Société ;

La présente décision emporte, au profit des titulaires de valeurs mobilières susceptibles d'être émises par les sociétés du groupe de la Société, renonciation des actionnaires de la Société à leur droit préférentiel de souscription aux actions ou valeurs mobilières donnant accès au capital de la Société auxquelles ces valeurs mobilières donnent droit.

3■ Délègue au Directoire sa compétence pour décider l'émission de valeurs mobilières donnant accès au capital de la société qui possède directement ou indirectement plus de la moitié de son capital social ou des sociétés dont elle possède directement ou indirectement plus de la moitié du capital.

4■ Décide de fixer comme suit les limites des augmentations de capital autorisées en cas d'usage par le Directoire de la présente délégation :

• le montant nominal maximal des augmentations de capital susceptibles d'être réalisées immédiatement ou à terme en vertu de la présente délégation est fixé à 2 000 000 euros, étant précisé que ce montant s'imputera sur le montant du plafond global prévu au paragraphe 3 de la quatorzième résolution de la présente assemblée ;

• à ces plafonds s'ajoutera, le cas échéant, le montant nominal des actions à émettre éventuellement, en cas d'opérations financières nouvelles, pour préserver, conformément à la loi, les droits des porteurs de valeurs mobilières donnant accès au capital ;

• le montant maximal global des émissions de valeurs mobilières représentatives de créances sur la Société donnant accès au capital ou donnant droit à des titres de créance ne pourra excéder 2,5 milliards d'euros ou la contre-valeur à la date d'émission de ce montant en toute autre monnaie ou toute autre unité monétaire établie par référence à plusieurs monnaies, étant précisé que sur ce montant s'imputera le montant des valeurs mobilières représentatives de créances sur la Société donnant accès au capital susceptibles d'être émises en vertu de la quatorzième résolution de la présente assemblée ;

5■ Fixe à vingt-six mois, à compter du jour de la présente assemblée, la durée de validité de la délégation de compétence faisant l'objet de la présente résolution ;

6■ Décide de supprimer le droit préférentiel de souscription des actionnaires aux titres faisant l'objet de la présente résolution, en laissant toutefois au Directoire, en application de l'article L.225-135, 2ème alinéa, la faculté de conférer aux actionnaires, pendant un délai et selon les modalités qu'il fixera en conformité avec les dispositions légales et réglementaires applicables et pour tout ou partie d'une émission effectuée, un délai de priorité de souscription ne donnant pas lieu à la création de droits négociables et qui devra s'exercer proportionnellement au nombre des actions possédées par chaque actionnaire et pourra être éventuellement complété par une souscription à titre réductible, étant précisé que les titres non souscrits ainsi feront l'objet d'un placement public en France et/ou à l'étranger et/ou sur le marché international ;

7■ Prend acte du fait que si les souscriptions, y compris, le cas échéant, celles des actionnaires, n'ont pas absorbé la totalité de l'émission, le Directoire pourra limiter le montant de l'opération au montant des souscriptions reçues sous la condition que celui-ci atteigne, au moins, les trois quarts de l'émission décidée ;

8 ■ Prend acte du fait que la présente délégation emporte de plein droit, au profit des porteurs de valeurs mobilières émises donnant accès au capital de la Société, renonciation expresse par les actionnaires à leur droit préférentiel de souscription aux actions auxquelles les valeurs mobilières donneront droit ;

9 ■ Prend acte du fait que, conformément à l'article L.225-136.1° 1er alinéa du Code de commerce :

• le prix d'émission des actions émises directement sera au moins égal au minimum prévu par les dispositions réglementaires applicables (à ce jour, la moyenne pondérée des cours des trois dernières séances de bourse sur l'Eurolist d'Euronext précédant la fixation du prix de souscription de l'augmentation moins une décote de 5 %) après, le cas échéant, correction de cette moyenne en cas de différence entre les dates de jouissance ;

• le prix d'émission des valeurs mobilières donnant accès au capital sera tel que la somme perçue immédiatement par la Société, majorée, le cas échéant, de celle susceptible d'être perçue ultérieurement par elle, soit, pour chaque action émise en conséquence de l'émission de ces valeurs mobilières, au moins égale au prix de souscription minimum défini à l'alinéa précédent ;

• la conversion, le remboursement ou généralement la transformation en actions de chaque valeur mobilière donnant accès au capital se fera, compte tenu de la valeur nominale de l'obligation ou de ladite valeur mobilière, en un nombre d'actions tel que la somme perçue par la Société, pour chaque action, soit au moins égale au prix de souscription minimum défini au premier alinéa du présent paragraphe 9 ;

10 ■ Décide que le Directoire aura tous pouvoirs, avec faculté de subdélégation dans les conditions fixées par la loi, pour mettre en œuvre la présente délégation de compétence, à l'effet notamment de :

• décider l'augmentation de capital et déterminer les valeurs mobilières à émettre ;

• décider le montant de l'augmentation de capital, le prix d'émission ainsi que le montant de la prime qui pourra, le cas échéant, être demandée à l'émission ;

• déterminer les dates et modalités de l'augmentation de capital, la nature, les caractéristiques des valeurs mobilières à créer ; décider, en outre, dans le cas d'obligations ou d'autres titres de créance, y compris de valeurs mobilières donnant droit à l'attribution de titres de créance visés à l'article L. 228-91 du Code de commerce, de leur caractère subordonné ou non (et, le cas échéant, de leur rang de subordination, conformément aux dispositions de l'article L.228-97 du Code de commerce), fixer leur taux d'intérêt (notamment intérêt à taux fixe ou variable ou à coupon zéro ou indexé), leur durée (déterminée ou indéterminée) et les autres modalités d'émission (y compris le fait de leur conférer des garanties ou des sûretés) et d'amortissement (y compris de remboursement par remise d'actifs de la Société) ; le cas échéant, ces titres pourraient être assortis de bons donnant droit à l'attribution, à l'acquisition ou à la souscription d'obligations ou d'autres valeurs mobilières représentatives de créances ou prendre la forme d'obligations complexes au sens entendu par les autorités boursières (par exemple, du fait de leurs modalités de remboursement ou de rémunération ou d'autres droits tels qu'indexation, faculté d'options) ; modifier, pendant la durée de vie des titres concernés, les modalités visées ci-dessus, dans le respect des formalités applicables ;

• déterminer le mode de libération des actions ou des valeurs mobilières donnant accès au capital à émettre immédiatement ou à terme ;

• fixer, s'il y a lieu, les modalités d'exercice des droits attachés aux actions ou aux valeurs mobilières donnant accès au capital à émettre et, notamment, arrêter la date, même rétroactive, à compter de laquelle les actions nouvelles porteront jouissance, déterminer les modalités d'exercice des droits, le cas échéant, à conversion, échange, remboursement, y compris par remise d'actifs de la Société tels que des valeurs mobilières déjà émises par la Société, ainsi que toutes autres conditions et modalités de réalisation de l'émission ;

• fixer les modalités selon lesquelles la Société

aura, le cas échéant, la faculté d'acheter ou d'échanger en bourse, à tout moment ou pendant des périodes déterminées, les valeurs mobilières émises ou à émettre immédiatement ou à terme en vue de les annuler ou non, compte tenu des dispositions légales ;

• prévoir la faculté de suspendre éventuellement l'exercice des droits attachés aux titres émis en conformité avec les dispositions légales et réglementaires ;

• en cas d'émission de valeurs mobilières à l'effet de rémunérer des titres apportés dans le cadre d'une offre publique d'échange (OPE), arrêter la liste des valeurs mobilières apportées à l'échange, fixer les conditions de l'émission, la parité d'échange ainsi que, le cas échéant, le montant de la soulte en espèces à verser et déterminer les modalités de l'émission dans le cadre, soit d'une OPE, d'une offre alternative d'achat ou d'échange, soit d'une offre unique proposant l'achat ou l'échange des titres visés contre un règlement en titres et en numéraire, soit d'une offre publique d'achat (OPA) ou d'échange à titre principal, assortie d'une OPE ou d'une OPA à titre subsidiaire, ou de toute autre forme d'offre publique conforme à la loi et la réglementation applicables à ladite offre publique ;

• à sa seule initiative, imputer les frais des augmentations de capital sur le montant des primes qui y sont afférentes et prélever sur ce montant les sommes nécessaires pour porter la réserve légale au dixième du nouveau capital après chaque augmentation de capital ;

• fixer et procéder à tous ajustements destinés à prendre en compte l'incidence d'opérations sur le capital de la Société, notamment en cas de modification du nominal de l'action, d'augmentation de capital par incorporation de réserves, d'attribution gratuite d'actions, de division ou de regroupement de titres, de distribution de réserves ou de tous autres actifs, d'amortissement du capital, ou de toute autre opération portant sur les capitaux propres, et fixer les modalités selon lesquelles sera assurée, le cas échéant, la préservation des droits des titulaires de valeurs mobilières donnant accès au capital ;

• constater la réalisation de chaque augmentation de capital et procéder aux modifications corrélatives des statuts ;

• d'une manière générale, passer toute convention notamment pour parvenir à la bonne fin des émissions envisagées, prendre toutes mesures et effectuer toutes formalités utiles à l'émission, à la cotation et au service financier des titres émis en vertu de la présente délégation ainsi qu'à l'exercice des droits qui y sont attachés ;

11 ■ Prend acte du fait que la présente délégation prive d'effet à compter de ce jour, à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure ayant le même objet, c'est-à-dire toute délégation globale de compétence relative à l'augmentation du capital, sans droit préférentiel de souscription, couvrant les valeurs mobilières et opérations visées à la présente résolution.

12 ■ Prend acte du fait que, dans l'hypothèse où le Directoire viendrait à utiliser la délégation de compétence qui lui est conférée dans la présente résolution, il rendra compte à l'assemblée générale ordinaire suivante, conformément à la loi et à la réglementation, de l'utilisation faite des autorisations conférées dans la présente résolution.

■ Seizième Résolution

Possibilité d'émettre des actions sans droit préférentiel de souscription en rémunération d'apports en nature portant sur des titres de capital ou des valeurs mobilières donnant accès au capital

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les assemblées extraordinaires, connaissance prise du rapport du Directoire, et conformément aux dispositions des articles L.225-129 et suivants du Code de commerce, et notamment de l'articles L.225-147, 6ème alinéa dudit Code, donne, dans la limite de 10 % du capital social à quelque moment que ce soit, ce pourcentage s'appliquant à un capital ajusté en fonction des opérations l'affectant postérieurement à la présente assemblée générale, soit, à titre indicatif, au 31 décembre 2004, 22 199 366 actions, tous pou-

voirs au Directoire, avec faculté de subdélégation dans les conditions fixées par la loi, à l'effet de rémunérer des apports en nature consentis à la Société et constitués de titres de capital ou de valeurs mobilières donnant accès au capital, lorsque les dispositions de l'article L.225-148 du Code de commerce ne sont pas applicables, d'arrêter la liste des valeurs mobilières apportées, d'approuver ou de réduire l'évaluation des apports et l'octroi d'avantages particuliers et de constater la réalisation de l'augmentation de capital.

La présente délégation est donnée pour une période de vingt-six mois à compter de ce jour.

■ Dix-Septième Résolution

Délégation de compétence à donner au Directoire à l'effet de décider l'augmentation du capital social par incorporation de primes, réserves, bénéfices ou autres

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, connaissance prise du rapport du Directoire et conformément aux dispositions de l'article L.225-130 du Code de commerce :

1■ Délègue au Directoire sa compétence pour décider l'augmentation du capital social en une ou plusieurs fois dans la proportion et aux époques qu'il appréciera par incorporation de primes, réserves, bénéfices ou autres dont la capitalisation sera légalement et statutairement possible, sous forme d'attribution d'actions gratuites ou d'élévation du montant du capital social ou par l'emploi conjoint de ces deux procédés. Le montant nominal maximal des augmentations de capital susceptibles d'être réalisées à ce titre ne pourra dépasser 2 000 000 d'euros, étant précisé que ce montant s'imputera sur le montant du plafond global prévu au paragraphe 3 de la quatorzième résolution de la présente assemblée ;

2■ En cas d'usage par le Directoire de la présente délégation de compétence, délègue à ce dernier tous pouvoirs, avec faculté de subdélégation dans les conditions fixées par la loi, pour mettre en œuvre la présente délégation, à l'effet notamment de :

• fixer le montant et la nature des sommes à incorporer au capital, fixer le nombre d'actions nouvelles à émettre et/ou le montant dont le capital social sera augmenté, arrêter la date, même rétroactive, à compter de laquelle les actions nouvelles porteront jouissance ou celle à laquelle l'élévation du montant du capital social portera effet ;

• décider, en cas de distribution d'actions gratuites :

- que les droits formant rompus ne seront pas négociables et que les actions correspondantes seront vendues ; les sommes provenant de la vente seront allouées aux titulaires des droits dans les conditions prévues par la loi et la réglementation ;

- de procéder à tous ajustements destinés à prendre en compte l'incidence d'opérations sur le capital de la Société, notamment en cas de modification du nominal de l'action, d'augmentation de capital par incorporation de réserves, d'attribution gratuite d'actions, de division ou de regroupement de titres, de distribution de réserves ou de tous autres actifs, d'amortissement du capital, ou de toute autre opération portant sur les capitaux propres, et fixer les modalités selon lesquelles sera assurée, le cas échéant, la préservation des droits des titulaires de valeurs mobilières donnant accès au capital ;

- de constater la réalisation de chaque augmentation de capital et de procéder aux modifications corrélatives des statuts ;

- d'une manière générale, de passer toute convention, prendre toutes mesures et effectuer toutes formalités utiles à l'émission, à la cotation et au service financier des titres émis en vertu de la présente délégation ainsi qu'à l'exercice des droits qui y sont attachés ;

3■ Prend acte du fait que cette délégation prive d'effet à compter de ce jour à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure ayant le même objet, c'est-à-dire toute délégation de compétence relative à l'augmentation du capital social par incorporation de primes, réserves, bénéfices ou autres. Elle est donnée pour une période de vingt-six mois à compter de ce jour.

■ Dix-huitième Résolution

Délégation de compétence à donner au Directoire à l'effet d'augmenter le nombre de titres à émettre (option de sur-allocation) en cas d'augmentation de capital avec ou sans droit préférentiel de souscription

L'Assemblée Générale, statuant aux conditions de quorum et de majorité des assemblées extraordinaires, conformément aux dispositions de l'article L.225-135-1 du Code de commerce :

1 ■ Délègue au Directoire sa compétence pour décider d'augmenter le nombre de titres à émettre en cas d'augmentation du capital social de la Société, avec ou sans droit préférentiel de souscription, au même prix que celui retenu pour l'émission initiale, dans les délais et limites prévus par la réglementation applicable ;

2 ■ Décide que le montant nominal des augmentations de capital décidées par la présente résolution s'imputera sur le montant du plafond global prévu au paragraphe 3 de la quatorzième résolution de la présente assemblée.

La présente autorisation est donnée pour une période de vingt-six mois à compter du jour de la présente assemblée.

■ Dix-neuvième Résolution

Délégation de compétence à donner au Directoire pour décider l'augmentation du capital social par émission d'actions ou de valeurs mobilières donnant accès au capital réservées aux adhérents de plans d'épargne d'entreprise avec suppression du droit préférentiel de souscription au profit de ces derniers

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, connaissance prise du rapport du Directoire et du rapport spécial des Commissaires aux comptes, et conformément, d'une part, aux dispositions des articles L.225-129-6 et L.225-138-1 du Code de commerce, et d'autre part, à celles des articles L.443-1 et suivants du Code du travail :

1 ■ Délègue au Directoire sa compétence pour décider l'augmentation du capital social, en une ou plusieurs fois, d'un montant nominal maximal de 20 000 euros, par émissions d'actions ou de valeurs mobilières donnant accès au capital réservées aux adhérents d'un ou plusieurs plans d'épargne d'entreprise (ou autre plan aux adhérents duquel l'article L.443-5 du Code du travail permettrait de réserver une augmentation de capital dans des conditions équivalentes) qui seraient mis en place au sein du Groupe constitué par la Société et les entreprises, françaises ou étrangères, entrant dans le périmètre de consolidation ou de combinaison des comptes de la Société en application de l'article L.444-3 du Code du travail ; étant précisé que le montant nominal maximal des augmentations de capital susceptibles d'être réalisées immédiatement ou à terme en vertu de la présente délégation s'imputera sur le montant du plafond global prévu au paragraphe 3 de la quatorzième résolution de la présente assemblée ;

2 ■ Fixe à vingt six mois, à compter du jour de la présente assemblée, la durée de validité de la délégation d'émission faisant l'objet de la présente délégation ;

3 ■ Décide que le prix d'émission des actions nouvelles ou des valeurs mobilières nouvelles donnant accès au capital sera déterminé dans les conditions prévues à l'article L.443-5 du Code du travail et sera égal à 80 % du Prix de Référence (telle que cette expression est définie ci-après) ou à 70 % du Prix de Référence lorsque la durée d'indisponibilité prévue par le plan en application de l'article L.443-6 du Code du travail est supérieure ou égale à 10 ans ; toutefois, l'Assemblée Générale autorise expressément le Directoire, s'il le juge opportun, à réduire ou supprimer les décotes susmentionnées, dans les limites légales et réglementaires, afin de tenir compte des régimes juridiques, comptables, fiscaux et sociaux applicables localement ; pour les besoins du présent paragraphe, le Prix de Référence désigne la moyenne des premiers cours cotés de l'action de la Société sur l'Eurolist d'Euronext lors des vingt séances de bourse précédant le jour de la décision fixant la date d'ouverture de la souscription pour les adhérents à un plan d'épargne d'entreprise ;

4. Autorise le Directoire à attribuer, à titre gratuit, aux bénéficiaires ci-dessus indiqués, en complément des actions ou valeurs mobilières donnant accès au capital à souscrire en numéraire, des actions ou valeurs mobilières donnant accès au capital à émettre ou déjà émises, à titre de substitution de tout ou partie de la décote par rapport au Prix de Référence et/ou d'abondement, étant entendu que l'avantage résultant de cette attribution ne pourra excéder les limites légales ou réglementaires en application des articles L.443-5 et L.443-7 du Code du travail ;

5. Décide de supprimer au profit des bénéficiaires ci-dessus indiqués le droit préférentiel de souscription des actionnaires aux titres faisant l'objet de la présente autorisation ;

6. Décide que le Directoire aura tous pouvoirs pour mettre en œuvre la présente délégation, avec faculté de subdélégation dans les conditions légales, dans les limites et sous les conditions précisées ci-dessus à l'effet notamment :

- d'arrêter dans les conditions légales la liste des sociétés dont les salariés, préretraités et retraités, pourront souscrire aux actions ou valeurs mobilières donnant accès au capital émises et bénéficier, le cas échéant, des actions ou valeurs mobilières donnant accès au capital, gratuites ;

- de décider que les souscriptions pourront être réalisées directement ou par l'intermédiaire de fonds communs de placement d'entreprise ou d'autres structures ou entités permises par les dispositions légales ou réglementaires applicables ;

- de déterminer les conditions, notamment d'ancienneté, que devront remplir les bénéficiaires des augmentations de capital ;

- d'arrêter les dates d'ouverture et de clôture des souscriptions ;

- de fixer les montants des émissions qui seront réalisées en vertu de la présente autorisation et les caractéristiques des titres à émettre, et d'arrêter notamment les prix d'émission, dates, délais, modalités et conditions de souscription, de libération, de délivrance et de jouissance des titres (même rétroactive), ainsi que les autres conditions et modalités des émissions, dans les limites légales ou réglementaires en vigueur ;

- en cas d'attribution gratuite d'actions ou d'autres titres donnant accès au capital, de fixer le nombre d'actions ou de valeurs mobilières donnant accès au capital à émettre, le nombre à attribuer à chaque bénéficiaire, et d'arrêter les dates, délais, modalités et conditions d'attribution de ces actions ou valeurs mobilières donnant accès au capital dans les limites légales ou réglementaires en vigueur et notamment choisir, soit de substituer totalement ou partiellement l'attribution de ces actions ou valeurs mobilières donnant accès au capital aux décotes par rapport au Prix de Référence prévues ci-dessus, soit d'imputer la contre-valeur de ces actions et valeurs mobilières sur le montant total de l'abondement, soit de combiner ces deux possibilités ;

- de constater la réalisation des augmentations de capital à concurrence du montant des actions qui seront souscrites (après éventuelle réduction en cas de sur-souscription) ;

- le cas échéant, imputer les frais des augmentations de capital sur le montant des primes qui y sont afférentes et prélever sur ce montant les sommes nécessaires pour porter la réserve légale au dixième du nouveau capital après chaque augmentation de capital ;

- de conclure tous accords, d'accomplir directement ou indirectement par mandataire toutes opérations et modalités en ce compris procéder aux formalités consécutives aux augmentations de capital et aux modifications corrélatives des statuts ;

- d'une manière générale, de passer toute convention notamment pour parvenir à la bonne fin des émissions envisagées, de prendre toutes mesures et d'effectuer toutes formalités utiles à l'émission, à la cotation et au service financier des titres émis en vertu de la présente délégation ainsi qu'à l'exercice des droits qui y sont attachés ou consécutives aux augmentations de capital réalisées.



7■ Décide que cette autorisation prive d'effet à compter de ce jour à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure donnée au Directoire à l'effet d'augmenter le capital social de la Société par émission d'actions réservées aux adhérents de plans d'épargne, avec suppression du droit préférentiel de souscription au profit de ces derniers.

■ Vingtième Résolution

Délégation de compétence à donner au Directoire à l'effet de consentir des options de souscription ou d'achat d'actions au profit des salariés ou mandataires sociaux du Groupe ou de certains d'entre eux

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les assemblées extraordinaires, après avoir pris connaissance du rapport du Directoire et du rapport spécial des Commissaires aux comptes :

1■ Autorise le Directoire, dans le cadre des dispositions des articles L.225-177 à L.225-185 du Code de commerce, à consentir, en une ou plusieurs fois, au bénéfice des membres du personnel qu'il déterminera parmi les salariés et éventuellement les mandataires sociaux de la Société, des sociétés ou groupements français et étrangers détenus à 50 % au moins par la Société et de la société JCDecaux Holding, des options donnant droit à la souscription d'actions nouvelles de la Société à émettre à titre d'augmentation de son capital, ainsi que des options donnant droit à l'achat d'actions de la Société provenant de rachats effectués par la Société dans les conditions prévues par la loi ;

2■ Décide que les options de souscription et les options d'achat consenties en vertu de cette autorisation ne pourront donner droit à un nombre total d'actions supérieur à 4 % du capital social au jour de la présente Assemblée et que le montant nominal des augmentations de capital résultant de la levée d'options de souscription d'actions consenties en vertu de la présente délégation de compétence s'imputera sur le montant du plafond global prévu au paragraphe 3 de la quatorzième résolution de la présente assemblée ;

3■ Décide que le prix à payer lors de l'exercice des options de souscription ou d'achat d'actions sera fixé par le Directoire le jour où les options seront consenties et que (i) dans le cas d'octroi d'options de souscription, ce prix ne pourra pas être inférieur à 80% de la moyenne des premiers cours cotés de l'action de la Société sur l'Eurolist d'Euronext lors des vingt séances de bourse précédant le jour où les options de souscription seront consenties, et (ii) dans le cas d'octroi d'options d'achat d'actions, ce prix ne pourra être inférieur ni à la valeur indiquée au (i) ci-dessus, ni à 80% du cours moyen d'achat des actions détenues par la Société au titre des articles L.225-208 et L.225-209 du Code du commerce. Si la Société réalise l'une des opérations prévues par l'article L.225-181 du Code de commerce, le Directoire prendra, dans les conditions prévues par la réglementation alors en vigueur, les mesures nécessaires à la protection des intérêts des bénéficiaires, y compris, le cas échéant, en procédant à un ajustement du nombre des actions pouvant être obtenues par l'exercice des options consenties aux bénéficiaires pour tenir compte de l'incidence de cette opération ;

4■ Constate que la présente autorisation emporte, au profit des bénéficiaires des options de souscription, renonciation expresse des actionnaires à leur droit préférentiel de souscription aux actions qui seront émises au fur et à mesure de l'exercice des options de souscription. L'augmentation du capital social résultant de l'exercice des options de souscription sera définitivement réalisée par le seul fait de la déclaration de l'exercice d'option accompagnée des bulletins de souscription et des versements de libération qui pourront être effectués en numéraire ou par compensation avec des créances sur la Société ;

5■ En conséquence, l'Assemblée Générale confère tous pouvoirs au Directoire pour mettre en œuvre la présente autorisation et à l'effet notamment :

• d'arrêter la liste des bénéficiaires d'options et le nombre d'options allouées à chacun d'eux ;

• de fixer les modalités et conditions des options, et notamment :

- la durée de validité des options, étant entendu que les options devront être exercées dans un délai maximal de 7 ans ;

- la ou les dates ou périodes d'exercice des options, étant entendu que le Directoire pourra (a) anticiper les dates ou périodes d'exercice des options, (b) maintenir le caractère exerçable des options, ou (c) modifier les dates ou périodes pendant lesquelles les actions obtenues par l'exercice des options ne pourront être cédées ou mises au porteur ;

- des clauses éventuelles d'interdiction de revente immédiate de tout ou partie des actions sans que le délai imposé pour la conservation des titres puisse excéder trois ans à compter de la levée d'option ;

• le cas échéant, de limiter, suspendre, restreindre ou interdire l'exercice des options ou la cession ou la mise au porteur des actions obtenues par l'exercice des options, pendant certaines périodes ou à compter de certains événements, sa décision pouvant porter sur tout ou partie des options ou des actions ou concerner tout ou partie des bénéficiaires ;

• d'arrêter la date de jouissance, même rétroactive, des actions nouvelles provenant de l'exercice des options de souscription ;

6■ Décide que le Directoire aura également, avec faculté de subdélégation dans les conditions légales, tous pouvoirs pour constater la réalisation des augmentations de capital à concurrence du montant des actions qui seront effectivement souscrites par l'exercice des options de souscription, modifier les statuts en conséquence, et sur sa seule décision et, s'il le juge opportun, imputer les frais des augmentations de capital sur le montant des primes afférentes à ces opérations et prélever sur ce montant les sommes nécessaires pour porter la réserve légale au dixième du nouveau capital après chaque augmentation, et effectuer toutes formalités nécessaires à la cotation des titres ainsi émis, toutes déclarations auprès de tous organismes et faire tout ce qui serait autrement nécessaire ;

7■ Décide que cette autorisation prive d'effet à compter de ce jour à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure donnée au Directoire à l'effet de consentir des options de souscription ou d'achat d'actions. Elle est donnée pour une période de vingt-six mois à compter de ce jour.

■ Vingt-et-unième Résolution

Délégation de compétence à donner au Directoire à l'effet de procéder à des attributions gratuites d'actions existantes ou à émettre au profit des salariés ou mandataires sociaux du Groupe ou de certains d'entre eux

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les assemblées extraordinaires, après avoir pris connaissance du rapport du Directoire et du rapport spécial des Commissaires aux comptes :

1■ Autorise le Directoire, dans le cadre des dispositions des articles L.225-197-1 et suivants du Code de commerce, à procéder, en une ou plusieurs fois, à des attributions gratuites d'actions existantes ou à émettre (à l'exclusion d'actions de préférence), au profit des bénéficiaires qu'il déterminera parmi les membres du personnel de la Société ou des sociétés ou groupements qui lui sont liés dans les conditions prévues à l'article L.225-197-2 dudit Code et les mandataires sociaux visés à l'article L.225-197-1, II, dans les conditions définies ci-après ;

2■ Décide que les actions existantes ou à émettre attribuées en vertu de cette autorisation ne pourront pas représenter plus de 0,5 % du capital social au jour de la présente Assemblée, étant précisé que le montant nominal maximal des augmentations de capital susceptibles d'être réalisées immédiatement ou à terme en vertu de la présente délégation s'imputera sur le montant du plafond global prévu au paragraphe 3 de la quatorzième résolution de la présente assemblée ;

3■ Décide que l'attribution desdites actions à leurs bénéficiaires deviendra définitive au terme d'une période d'acquisition minimale de 2 ans et que les bénéficiaires devront conserver lesdites actions pendant une durée minimale de 2 ans à compter de l'attribution définitive desdites actions ;

4 ▪ Confère tous pouvoirs au Directoire à l'effet de mettre en œuvre la présente autorisation et à l'effet notamment de :

- déterminer l'identité des bénéficiaires des attributions d'actions parmi les membres du personnel de la Société ou des sociétés ou groupements sus-visés ;

- fixer les conditions et, le cas échéant, les critères d'attribution des actions ;

- en cas d'émission d'actions nouvelles, imputer, le cas échéant, sur les réserves, bénéfices ou primes d'émission, les sommes nécessaires à la libération desdites actions ;

5 ▪ Prend acte du fait que, dans l'hypothèse où le Directoire viendrait à faire usage de la présente autorisation, il informera chaque année l'assemblée générale ordinaire des opérations réalisées en vertu des dispositions prévues aux articles L.225-197-1 à L.225-197-3 du Code de commerce, dans les conditions prévues par l'article L.225-197-4 dudit Code ;

6 ▪ Décide que cette autorisation est donnée pour une période de vingt-six mois à compter de ce jour.

▪ Vingt-deuxième Résolution

Délégation à donner au Directoire à l'effet de réduire le capital social par annulation des actions autodétenues

L'Assemblée Générale, statuant aux conditions de quorum et de majorité des assemblées extraordinaires, connaissance prise du rapport du Directoire et du rapport spécial des Commissaires aux comptes, autorise le Directoire à réduire le capital social, en une ou plusieurs fois, dans les proportions et aux époques qu'il décidera, par annulation de toute quantité d'actions autodétenues qu'il décidera dans les limites autorisées par la loi, conformément aux dispositions des articles L.225-209 et suivants du Code de commerce.

Le nombre maximal d'actions pouvant être annulé par la Société en vertu de la présente autorisation, pendant une période de vingt-quatre mois, est de dix pour-cent (10 %) des actions composant le capital de la Société, étant rappelé que cette limite s'applique à un montant du capital de la Société qui sera, le cas échéant, ajusté pour prendre en compte des opérations affectant le capital social postérieurement à la présente Assemblée Générale.

Cette autorisation prive d'effet à compter de ce jour à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure donnée au Directoire à l'effet de réduire le capital social par annulation d'actions autodétenues. Elle est donnée pour une période de dix-huit mois à compter de ce jour.

L'Assemblée Générale confère tous pouvoirs au Directoire, avec faculté de délégation, pour réaliser la ou les opérations d'annulation et de réduction de capital qui pourraient être réalisées en vertu de la présente autorisation, modifier en conséquence les statuts et accomplir toutes formalités.

▪ Vingt-troisième Résolution

Modifications statutaires

L'Assemblée Générale statuant aux conditions de quorum et de majorité requises pour les assemblées extraordinaires, connaissance prise du rapport du Directoire, décide de modifier ainsi qu'il suit :

1 ▪ L'article 9 des statuts («Forme des titres») afin d'en simplifier la rédaction et de le mettre en harmonie avec les dispositions de l'Ordonnance n°2004-604 du 24 juin 2004 portant réforme du régime des valeurs mobilières émises par les sociétés commerciales :

Le 4ème paragraphe du point «1) Identification des actionnaires» se lira comme suit :

«En vue de l'identification des détenteurs des titres au porteur, la Société pourra demander à tout moment au dépositaire central **qui assure la tenue du compte émission de ses titres**, selon le cas, le nom ou la dénomination, la nationalité, l'année de naissance ou de constitution et l'adresse des détenteurs de titres conférant immédiatement ou à terme le droit de vote dans ses propres assemblées ainsi que la quantité de titres détenue par chacun d'eux et,

le cas échéant, les restrictions dont les titres peuvent être frappés.»

Le 6ème paragraphe du point «1) Identification des actionnaires» se lira comme suit :

«S'il s'agit de titres de forme nominative, donnant immédiatement ou à terme accès au capital, l'intermédiaire inscrit dans les conditions prévues à l'article L.228-1 du Code de commerce est tenu, dans un délai fixé par décret, de révéler l'identité des propriétaires de ces titres **ainsi que la quantité de titres détenus par chacun d'eux** sur simple demande de la Société ou de son mandataire, laquelle peut être présentée à tout moment.»

Le 7ème paragraphe du point «1) Identification des actionnaires» se lira comme suit :

«Aussi longtemps que la Société estimera que certains détenteurs dont l'identité lui aura été communiquée le sont pour le compte de tiers propriétaires des titres, elle est en droit de demander à ces détenteurs de révéler l'identité des propriétaires de ces titres **ainsi que la quantité de titres détenue par chacun d'eux**, dans les conditions prévues aux articles **L.228-2 II** et L.228-3 du Code de commerce.»

Le 9ème paragraphe du point «1) Identification des actionnaires» se lira comme suit :

«L'intermédiaire qui a satisfait aux obligations prévues aux alinéas **7 et 8** de l'article L.228-1 du Code de commerce peut, en vertu d'un mandat général de gestion des titres, transmettre pour une assemblée le vote ou le pouvoir d'un propriétaire d'actions tel qu'il a été défini au 3ème alinéa du même article».

Le 10ème paragraphe du point «1) Identification des actionnaires» se lira comme suit :

«Avant de transmettre des pouvoirs ou des votes en assemblée générale, l'intermédiaire inscrit conformément à l'article L.228-1 du Code de commerce, est tenu à la demande de la Société ou de son mandataire, de fournir la liste des propriétaires non résidents des actions auxquelles ces droits de vote sont attachés **ainsi que la quantité d'actions détenue par chacun d'eux**. Cette liste est fournie dans les conditions prévues, selon le cas, aux articles L.228-2 ou L.228-3 du Code de commerce.»

Les autres paragraphes du point «1) Identification des actionnaires» sont inchangés.

Le 1er paragraphe du point «2) Franchissements de seuils» se lira comme suit :

"Outre les déclarations de franchissements de seuils expressément prévues par l'article L.233-7 alinéas 1 et 2 du Code de commerce, toute personne physique ou morale, agissant seule ou de concert, venant à détenir directement ou indirectement, par l'intermédiaire d'une ou plusieurs personnes morales qu'elle contrôle au sens de l'article L.233-3 du Code de commerce, un nombre d'actions représentant **un pourcentage** égal ou supérieur à 2 % du capital **ou des droits de vote**, puis à toute tranche supplémentaire de 1 %, y compris au-delà des seuils de déclaration légaux, doit informer la Société du nombre total d'actions **ou** de droits de vote qu'elle possède, ainsi que des titres donnant accès à terme au capital et des droits de vote qui y sont potentiellement attachés, par lettre recommandée avec accusé de réception, dans le délai de 5 jours de bourse à compter du franchissement de seuil.»

Le 2ème paragraphe du point «2) Franchissements de seuils» est supprimé

Les 3ème et 4ème paragraphes du point «2) Franchissements de seuils» deviennent les 2ème et 3ème paragraphes et sont inchangés.

2▪ L'article 14 des statuts («Organisation et fonctionnement du Directoire») afin de modifier/améliorer les modalités de fonctionnement du Directoire.
Le 1er paragraphe du point 3 est remplacé par les dispositions suivantes :

«Les délibérations sont constatées par des procès-verbaux signés **par le Président et un membre du Directoire ou, en cas d'empêchement du Président, par 2 membres du Directoire**»

Il est ajouté un point 4, rédigé comme suit :
«Sont réputés présents pour le calcul du quorum et de la majorité les membres du

Directoire qui participent à la réunion par des moyens de visioconférence qui permettent la transmission de la parole et de l'image animée des membres en temps réel et continu. Ces moyens doivent également permettre à chacun des membres d'être vu par tous ainsi que de prendre connaissance de l'ensemble des documents présentés en séance.»

Le point 4 devient le point 5 et est inchangé.

3 ▪ L'article 21 des statuts («Conventions réglementées») afin d'en alléger la rédaction.

Au 3ème paragraphe, les mots «article L.225-86 du Code de commerce» sont supprimés.

Le reste de l'article est inchangé.

4 ▪ L'article 23 des statuts («Assemblées Générales») afin d'en adapter la rédaction compte tenu des dispositions de l'Ordonnance n° 2004-604 du 24 juin 2004 portant réforme du régime des valeurs mobilières émises par les sociétés commerciales

Le 3ème alinéa du point 2 est rédigé comme suit :

«L'intermédiaire qui a satisfait aux obligations prévues aux alinéas **7 et 8** de l'article L.228-1 du Code de commerce peut, en vertu d'un mandat général de gestion des titres, transmettre pour une assemblée, le vote ou le pouvoir d'un propriétaire d'actions tel qu'il a été défini au 3ème alinéa de cet article.»

Le reste de l'article est inchangé.

▪ Vingt-quatrième Résolution

Pouvoirs pour les formalités

L'Assemblée Générale donne tous pouvoirs au porteur de copies ou d'extraits du procès-verbal des présentes délibérations pour faire toutes déclarations et remplir toutes formalités légales, dépôt, publicité ou autres.

Formulaire de demande de documentation



Formulaire de demande de documentation

dont l'utilisation est facultative

A adresser à BNP Paribas en utilisant l'enveloppe T jointe.
Demande d'envoi des documents et renseignements visés à l'article 135 modifié du décret 67-236 du 23 mars 1967.

Je soussigné(e),

Nom et prénoms : ....
ou dénomination sociale

Domicile : ....
ou Siège social

agissant en qualité d'actionnaire de la société JCDecaux SA,

reconnais avoir déjà reçu les documents se rapportant à l'Assemblée Générale convoquée et visés à l'article 133 modifié du décret n° 67-236 du 23 mars 1967, à savoir : l'ordre du jour, le texte des projets de résolutions, l'exposé sommaire de la situation de la Société au cours de l'exercice écoulé (avec le tableau annexe concernant les résultats des cinq derniers exercices),

demande à la Société de m'adresser, sans frais pour moi, avant la réunion de l'Assemblée Générale Mixte, les documents et renseignements visés à l'article 135 du même décret.

Fait à ...., le 2005

Signature :

Conformément à l'article 138 alinéa 3 du décret du 23 mars 1967, les actionnaires nominatifs peuvent, s'ils ne l'ont pas déjà fait, obtenir de la Société, par une demande unique, l'envoi des documents et renseignements visés aux articles 133 et 135 du même décret à l'occasion de chacune des Assemblées Générales d'actionnaires ultérieures.

Au cas où l'actionnaire désirerait bénéficier de cette faculté, mention devra en être portée sur la présente demande.

Conception et réalisation : Com'In +33 (0)1 47 97 38 55 - 2005

JCDecaux SA
Siège social : 17 rue Soyer - 92200 Neuilly-sur-Seine - France - Tél. : +33 (0)1 30 79 79 79
Royaume-Uni : 991 Great West Road, Brentford - Middlesex TW8 9DN - Tél. : +44 (0) 208 326 7777
www.jcdecaux.com

Société Anonyme à Directoire et Conseil de Surveillance au capital de 3 384 274,13 euros - 307 570 747 RCS Nanterre - FR 44307570747



JCDecaux

les vitrines du monde

Press release concerning the acquisition of Media Nation Inc. (Hong Kong)

JCDecaux

Out of Home Media

JCDECAUX Pearl & Dean Ltd and MediaNation Inc:

Acquisition of MediaNation Inc now unconditional Completion expected on April 26th 2005

Paris, 25th April 2005 - JCDecaux SA (Euronext Paris : DEC), the number one outdoor advertising company in Europe and number two worldwide, is pleased to announce that the sale & purchase agreement ("**Agreement**") entered into by its wholly owned subsidiary, JCDecaux Pearl & Dean Ltd, to acquire a controlling interest in MediaNation Inc, a company listed on the Growt h Enterprise Market ("**GEM**") of the Hong Kong Stock Exchange, became unconditional on 22nd April 2005. Completion is expected to take place on April 26th 2005.

The parties to the Agreement entered into a supplemental agreement on the 22nd April 2005 pursuant to which an amount equal to HK$26.6 million (€ 2.6 m) of the purchase price will be placed in escrow, primarily to secure the recovery of certain amounts payable to the MediaNation Inc group.

MediaNation Inc operates advertising services for the Beijing metro network and two lines of the Shanghai metro. It is also the leading supplier of advertising services on the bus network in the People's Republic of China (15 cities) and holds a contract regarding the installation and advertising on 1,000 newspaper kiosks in Shanghai. In 2004, MediaNation Inc reported revenues of HK$439.6 million (€ 43.1 million), up 17% compared to 2003.

Key Figures of the Group

- *2004 revenue : €1,627.3M*
- *Listed on Eurolist by Euronext Paris; part of the Euronext 100 and FTSE4Good indexes*
- *N°1 worldwide in street furniture (304,000 faces)*
- *N°1 worldwide in airport advertising with 155 airports and over 150 transport contracts in metros, buses, trains and tramways (157,000Transport faces)*
- *N°1 in Europe for billboards (197,000 faces)*
- *658,000 advertising faces in 45 countries*
- *Present in 3,500 cities with over 10,000 inhabitants*
- *6,900 employees*

Press Relations
Agathe Albertini
Tel : +33 (0)1 30 79 34 99
Fax : +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel : +33 (0)1 30 79 79 93
Fax : +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

Press release in relation to JCDecaux revenue for first quarter 2005



JCDecaux

FIRST QUARTER 2005 :
CONTINUED STRONG ORGANIC REVENUE GROWTH (+7.3%)

Out of Home Media

Paris, 27 April 2005 – JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and the number two worldwide, announced today its revenues for the three months ended 31 March, 2005. Revenues are reported under IFRS standards for both 2005 and 2004. On a reported basis, revenues increased by 6.0% to €379.7 million compared to €358.1 million in the same period last year. Excluding acquisitions and the impact of foreign exchange, organic revenues increased by 7.3%.

Under IFRS standards:

Q1 Revenues	2005 (€m)	2004 (€m)	Change (%)	Organic growth[1] (%)
Street Furniture	211.9	196.9	7.6%	8.3%
Billboard	99.0	96.2	2.9%	3.5%
Transport	68.8	65.0	5.9%	9.8%
Total	**379.7**	**358.1**	**6.0%**	**7.3%**

(1) excluding acquisitions/divestitures, the impact of foreign exchange and the revenue reclassification of some activities in 2005

Street Furniture revenues increased by 7.6% to €211.9 million from €196.9 million in the first quarter of 2004. Excluding acquisitions and the impact of foreign exchange, organic revenues increased by 8.3% over the period. Core advertising revenues, excluding revenues related to the sale, rental and maintenance of street furniture contracts, rose by 9.9% organically.

The advertising market continued to be robust in many European countries, with double digit revenue growth in the UK, Portugal, Spain, Italy, Sweden and Denmark. Belgium and Germany reported high single-digit growth, while market conditions remained tough in France and Austria.
In the Americas and Asia-Pacific, revenues grew in double digits, benefiting from the increasing implementation of recently won street furniture contracts. In the US, revenue growth was particularly strong in Chicago, Los Angeles and the shopping malls.

Billboard revenues grew by 2.9% to €99.0 million from €96.2 million in the same period last year. Excluding acquisitions and the impact of foreign exchange, organic revenue growth was 3.5%. Portugal, Italy and Belgium benefited from favorable market conditions and reported double-digit revenue growth. In France and the UK, revenue growth was moderate.

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

JCDecaux

Transport revenues rose by 5.9% to €68.8 million from €65.0 million in the first quarter of 2004. Excluding acquisitions and the impact of foreign exchange, organic revenue growth was 9.8%. While the division had a slow start to the year in the United States and Portugal, organic revenues grew in double digits in Hong Kong, the UK, Italy, Spain, Norway and Germany. In France, revenue growth was moderate.

Commenting on the first quarter revenues and prospects in 2005, Jean-Charles Decaux, Chairman of the Board and Co-Chief Executive Officer, said:

"As anticipated, our first quarter revenues showed strong organic growth, with particularly good performances from our Street Furniture and Transport divisions; as expected, second quarter organic revenue growth will be weaker than in the first.

Visibility still remains short term and we continue to expect organic revenue growth of around 4% for 2005, leading to further improvement in profitability."

Next information :
Annual Shareholders Meeting: 11 May 2005
Q2 2005 revenues: 27 July 2005 (before market)

Key Information on the Group

- *2004 revenues: €1,627.3 million*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100 and FTSE4Good indexes*
- *N°1 worldwide in street furniture (304, 000 faces)*
- *N°1 worldwide in airport advertising with 155 airports and more than 150 transport contracts in metros, buses, trains and tramways (157, 000 faces)*
- *N°1 in Europe for billboards (197,000 faces)*
- *658,000 advertising faces in 45 countries*
- *a presence in 3,500 cities with more than 10,000 inhabitants*
- *6,900 employees*

For more information, contact :

Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

Forward Looking Statement
Certain statements in this release constitute « forward-looking statements » within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The words or phrases « guidance », « expect », « anticipate », « estimates » and « forecast » and similar words or expressions are intended to identify such forward-looking statements. In addition, any statements that refer to expectations or other characterizations of future events or circumstances are forward-looking statements. Various risks that could cause future results to differ from those expressed by the forward-looking statements included in this release include, but are not limited to: changes in economic conditions in the U.S. and in other countries in which JCDecaux currently does business (both general and relative to the advertising and entertainment industries) ; fluctuations in interest rates ; changes in industry conditions ; changes in operating performance ; shifts in population and other demographics ; changes in the level of competition for advertising dollars ; fluctuations in operating costs ; technological changes and innovations ; changes in labor conditions ; changes in governmental regulations and policies and actions of regulatory bodies ; fluctuations in exchange rates and currency values ; changes in tax rates ; changes in capital expenditure requirements and access to capital markets. Other key risks are described in the JCDecaux reports filed with the U.S. Securities and Exchange Commission. Except as otherwise stated in this news announcement, JCDecaux does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.